BELO

CORP

A N N U A L   R E P O R T   2 0 0 1

We're all about audiences.


TELEVISION
NEWSPAPER
CABLE NEWS
PROVIDENCE
HAMPTON/NORFOLK
WVEC-TV
LOCAL NEWS ON CABLE
ST LOUIS
LOUISVILLE
CHARLOTTE
WKAS-TV
AS/FORT WORTH
AUSTIN
HOUSTON
SAN ANTONIO
NEW ORLEANS
WWL-TV
NEWSWATCH ON CHANNEL 15
KVUE-TV
KHOU-TV

NATIONAL SCOPE, REGIONAL FOCUS



SEATTLE/TACOMA
SPOKANE
PORTLAND
BOISE
RIVERSIDE
PHOENIX
TUCSON
DALL

KING-TV
KONG-TV
NWCN

KREM-TV
KSKN-TV

KGW-TV

KTVB-TV

THE PRESS-ENTERPRISE
THE BUSINESS PRESS
LA PRENSA

KTVK-TV
KASW-TV
ARIZONA NEWSCHANNEL
¡MÁS! ARIZONA

KMSB-TV
KTTU-TV

WFAA-TV
TXCN
THE DALLAS MORNING NEWS
DENTON RECORD-CHRONICLE

KENS-TV
KBEJ-TV*

* OPERATED UNDER A LOCAL MARKETING AGREEMENT

Belo is one of the nation's largest media companies with a group of market-leading television, newspaper, cable news and interactive media assets in some of America's most dynamic markets. Belo is distinctive in its longstanding commitment to the highest standards of journalism and community service, which is reflected in the value of Belo's media companies and the audiences they attract. Belo's superior sales and marketing organizations consistently convert large audiences into revenue growth opportunities.

FINANCIAL HIGHLIGHTS

Year ended December 31 (in thousands, except per share amounts)	2001	2000	1999
REVENUES			
Television Group	$ 597,869	$ 692,826 (c)	$ 598,637 (f)
Newspaper Group	737,481	871,380 (d)	816,976 (g)
Interactive Media	13,065	10,319	6,520
Other	16,163	14,287	11,849
Net operating revenues	$1,364,578	$ 1,588,812	$ 1,433,982
EARNINGS			
Television Group	$ 125,655	$ 189,482 (c)	$ 143,200 (f)
Newspaper Group	110,020	188,085 (d)	176,985 (g)
Interactive Media	(20,038)	(18,783)	(8,908)
Other	(4,767)	(7,036)	(7,726)
Corporate Expenses	(47,266)	(49,022)	(39,056)
Earnings from operations	$ 163,604	$ 302,726	$ 264,495
OPERATING CASH FLOW			
Television Group	$ 235,813	$ 302,876	$ 215,925
Newspaper Group	172,826	250,093	236,167
Net earnings (loss)	$ (2,686) (b)	$ 150,825 (e)	$ 178,306 (h)
Net earnings (loss) per share	$ (0.02) (b)	$ 1.29 (e)	$ 1.50 (h)
Dividends per share	$ 0.30	$ 0.28	$ 0.26

TRADING PRICE	1Q '01	2Q '01	3Q '01	4Q '01
High trading price	19.52	20.10	19.52	19.15
Low trading price	15.50	15.25	15.29	15.15
Closing price	16.47	18.84	16.04	18.75

(a) Certain amounts for the prior year have been reclassified to conform to the current year presentation.
(b) During 2001, Belo recorded a charge of $28,785 ($18,529 net of tax or 17 cents per share) related to write-downs of certain investments in Internet-related companies.
(c) The sale of KOTV, the CBS affiliate in Tulsa, Oklahoma, was completed effective December 31, 2000.
(d) Operating results for 2000 reflect the November 1, 2000 sale of *The Gleaner* in Henderson, Kentucky and the December 1, 2000 sale of *The Eagle* in Bryan-College Station, Texas. The sale of the *Messenger-Inquirer* in Owensboro, Kentucky was completed effective December 31, 2000.
(e) During 2000, Belo recognized gains on the sales of KOTV, the *Messenger-Inquirer*, *The Eagle* and *The Gleaner* of $104,628 ($65,367 net of tax or 56 cents per share), a benefit on the settlement of a legal matter of $18,953 ($12,190 net of tax or 10 cents per share) and a charge related to write-downs of certain investments in Internet-related companies of $28,500 ($18,331 net of tax or 16 cents per share).
(f) Operating results for 1999 reflect the June 1, 1999 exchange of KXTV (ABC) in Sacramento, California for KVUE-TV (ABC) in Austin, Texas. In addition, Belo completed the acquisition of KTVK-TV, an independent station in Phoenix, Arizona, and rights to operate KASW-TV (WB) under a local marketing agreement on November 1, 1999. Belo also sold stations KASA-TV (FOX) in Albuquerque, New Mexico and KHNL-TV (NBC) in Honolulu, Hawaii effective October 29, 1999.
(g) Operating results for 1999 reflect the June 30, 1999 acquisition of Denton Publishing Company, publisher of the *Denton Record-Chronicle*.
(h) During 1999, Belo recognized a second quarter non-cash gain on the KXTV/KVUE exchange of $50,312 ($49,060 net or 41 cents per share), a fourth quarter gain on the sale of KASA and KHNL of $20,448 ($16,348 net or 14 cents per share) and a fourth quarter gain of $47,006 ($28,489 net or 24 cents per share) on the sale of its investment in Falcon Communications.


REVENUES
DOLLARS IN MILLIONS
TELEVISION GROUP
523
593
599
693
598
97 98 99 00 01
NEWSPAPER GROUP
694
784
817
871
737
97 98 99 00 01


OPERATING CASH FLOW
DOLLARS IN MILLIONS
TELEVISION GROUP
217
239
246
303
236
97 98 99 00 01
NEWSPAPER GROUP
206
219
236
250
173
97 98 99 00 01


STOCK HISTORY
YEAR-END CLOSING PRICE
28.06
19.64
19.06
16.00
18.75
97 98 99 00 01


DIVIDENDS
PER SHARE
.22
.24
.26
.28
.30
97 98 99 00 01


ROBERT W. DECHERD

DEAR FELLOW SHAREHOLDERS

The men and women leading your Company into 2002 believe fervently in our ability to capitalize on the extraordinary franchises Belo has created over many years. I have never been more confident that readers, viewers, online users and advertisers recognize the special qualities of Belo's newspapers, television news operations and online sites. These relationships produce strong financial performance, which is the bedrock for Belo's journalistic endeavors.

Belo is able to accomplish its goals because we are operating the Company with greater discipline than ever before. Belo's management organization has been flattened to ensure fluid decision-making and consistent application of agreed-upon strategy. We formally eliminated operating divisions, both to conform with the corporate organization implemented in January 2001 and to underscore the notion that Belo's media operations must work together without regard to where content is originated or revenues are recorded. I believe we are well ahead of Belo's peer companies in this regard.

From a financial standpoint, 2001 was the most disappointing year in the Company's recent history. Yet our management teams delivered their best performance in my tenure by expertly addressing a series of daunting business challenges. It's impossible to express adequately my thanks to Belo's leaders and the thousands of Belo employees who acted boldly and selflessly in 2001 to assure the Company's vitality.

In the aftermath of September 11, the American people proved to the world their compassion, their resolve and their resilience. American journalism was also tested, and triumphed. Great media companies like Belo informed and reassured the public during one of our Nation's most difficult periods.

Though September 11 began as a story of devastation on a massive scale, it quickly evolved into a story of personal relationships – the emotional ties that animate and invest meaning in each of our lives. Bonds among family and friends grew stronger in 2001. Communities rallied together across the United States. We witnessed the capacity of Americans to care and sacrifice for complete strangers – a capacity that has made heroes of so many of our fellow citizens.

For Belo, 2001 reminded us in powerful ways that the Company's greatest strength is people – our employees and our audiences. Each week, more than 30 million people in some of the Nation's most dynamic markets read our newspapers, watch our television stations, or visit our Web sites. This special connection between Belo and its readers, viewers and online users is the focus of this year's annual report.

Belo has earned the loyalty and respect of its audiences over time because of an enduring commitment to quality journalism and to the communities we serve. The fact that Belo television stations are ranked first or second in 12 of the 15 markets where we do business is a reflection of this commitment. Belo's newspapers continue to evolve with the changing tastes and habits of readers; as a consequence, circulation at Belo newspapers is stable and rising. And during the past year, unique visitors and page views on Belo Interactive Web sites grew dramatically. Our access to these quality audiences enhances the value of Belo's media brands and provides a sturdy foundation for success during uneven economic times.

The economic downturn of 2001 was sudden and severe for even the strongest U.S. companies. Unfavorable advertising conditions led to year-over-year declines in most of Belo's financial metrics. *The Dallas Morning News,* which makes up almost two-thirds of our Newspaper Group revenues, experienced large declines in classified employment advertising. The revenue performance of *The Morning News,* however, was generally in line with other large metropolitan dailies with significant classified employment businesses. Meanwhile, our Television Group ranked at the high end of the network-affiliate segment in revenue growth for the second consecutive year and gained revenue share at 14 of Belo's 19 stations.

Belo share price improved by 17 percent in 2001, exceeding the major indices and the composite of our proxy peer company comparison group. This performance reverses a frustrating three-year pattern. Our management team recognizes that nothing is more important for Belo's long-term health than a buoyant stock price, and we are intensely focused on doing the things necessary to increase shareholder value.

Each week more than 30 million people read our newspapers, watch our television stations, or visit our Web sites.

Belo approached 2001 cautiously and we used tight management controls to reduce operating expenses throughout the year. In early October, a comprehensive cost reduction program was announced that included a 12-month Company-wide wage freeze and a five percent reduction in compensation for the Management Committee. The Board of Directors reduced its compensation by the same percentage. We asked for voluntary support of the wage freeze from employees under personal service contracts and collective bargaining agreements, and were truly gratified by the large number who joined in.

Also in October, we implemented a reduction in force and an early retirement program that, along with attrition, decreased the number of full-time equivalent employees by more than eight percent in 2001. Capital spending was reduced to less than $63 million from an original budget of $112 million. Taken together, these initiatives enabled the Company to generate $125 million in free cash flow for the year.


BURL OSBORNE

HUGH ROBINSON

LOUIS CALDERA

LLOYD WARD

With expenses properly aligned with expected revenues going forward, we are confident Belo will benefit when the inevitable recovery in U.S. advertising commences.

We also took important steps in 2001 to enhance Belo's capital structure. In late October, the Company issued $350 million in 7-year, 8% senior notes and in late November closed on a $720 million, 5-year senior credit facility. The combination of this refinancing and our strong free cash flow affords Belo the necessary financial resources to execute our business strategy.

Burl Osborne, president of the Publishing Division and publisher of *The Dallas Morning News,* retired in 2001 after 21 years at my side. Burl played the pivotal role in re-establishing *The Morning News* as one of the great newspapers in America. His leadership at the corporate level, and his influence in the newspaper industry, have been essential to Belo's growth and success. We will continue to benefit from Burl's expertise as he becomes chairman of The Associated Press board of directors in April 2002.

Now at the helm of *The Morning News* are Jim Moroney as publisher and chief executive officer, and Bob Mong as president and editor. This duo has more than 20 years of Belo experience each, and represents our strongest commitment yet to realizing synergies among Belo's various media businesses.

We also pay tribute to Maj. Gen. Hugh G. Robinson (Ret.), who ended a 12-year tenure on the Board of Directors in May 2001 under the terms of the Board's retirement policy. Hugh's insights have been a genuine asset to Belo and he will be missed.

In July, the Board elected two new members: Louis E. Caldera, vice chancellor for University Advancement of The California State University in Long Beach and former Secretary of the Army, and Lloyd D. Ward, chief executive officer and secretary general of the United States Olympic Committee and former chairman and chief executive officer of Maytag Corporation. Louis and Lloyd rank among the most outstanding men of their generation, and Belo will benefit greatly from their perspective.

Finally, we are proud that Belo marked its 20th anniversary as a publicly held company in December 2001. Over the past two decades, our Company has grown from one newspaper, three television stations and one small cable system to four newspapers, 19 television stations, six cable news channels, and 34 Web sites. Our employee base has increased from 2,000 in 1981 to 7,800 today. Annual revenues have increased from $182 million to $1.4 billion.

Our successes have been made possible by the support of loyal audiences, our advertisers and our shareholders, and by the dedication and hard work of generations of Belo's employees. I thank each of you for helping make Belo the remarkable company it is today, and for backing us as we strive for greater achievements in 2002 and beyond.



CHAIRMAN, PRESIDENT
AND CHIEF EXECUTIVE OFFICER

We inform our audiences. We listen to them. We constantly seek out new and better ways to serve them. They, in turn, challenge us to higher levels of achievement. Through journalistic excellence, powerful synergies, the focused pursuit of new opportunities and an enduring commitment to our communities, Belo has built audiences that truly set our Company apart.

Superior journalism attracts superior audiences

Belo is one of America's largest and most diversified media companies. We attribute our success, first and foremost, to our enduring commitment to journalistic excellence. This commitment connects all Belo operating companies – whether television station, newspaper, cable news channel, or Web site.

Our franchises deliver the highest-quality news and information to our audiences. There is no shortcut to, or substitute for, quality when it comes to attracting audiences or advertisers. We believe in a serious, comprehensive approach to news, and our performance shows that our audiences – and the advertisers who seek to reach them – respond to this approach.

Since 1957, Belo's television stations have won 15 Alfred I. duPont-Columbia Awards, 12 George Foster Peabody Awards and 22 Edward R. Murrow Awards – the industry's most prestigious honors. This tradition continued in 2001, with KHOU-TV, Belo's CBS affiliate in Houston, winning all three awards for its investigative series on Firestone tires. The station also was named *Electronic Media's* "Station of the Year" in 2001.

Belo's flagship newspaper is *The Dallas Morning News,* winner of six Pulitzer Prizes since 1986 and honored as one of the five best newspapers in the country by *Columbia Journalism Review. The Providence Journal* and *The Press-Enterprise* (Riverside, CA) have won a combined five Pulitzer Prizes.

And the Company's Web subsidiary, Belo Interactive, has received numerous awards for online journalism.

Belo's journalistic achievements translate into

RATINGS

TEXAS		STATION RANK	DMA RANK
WFAA-TV(ABC)	DALLAS/FORT WORTH	1	7
KHOU-TV(CBS)	HOUSTON	2	11
KENS-TV(CBS)	SAN ANTONIO	1†	37
KBEJ-TV(UPN)*	SAN ANTONIO	6	37
KVUE-TV(ABC)	AUSTIN	2	54
NORTHWEST			
KING-TV(NBC)	SEATTLE/TACOMA	1	12
KONG-TV(IND)	SEATTLE/TACOMA	6†	12
KGW-TV(NBC)	PORTLAND	1†	23
KREM-TV(CBS)	SPOKANE	1†	78
KSKN-TV(UPN)	SPOKANE	5	78
KTVB-TV(NBC)	BOISE	1	121
SOUTHWEST			
KTVK-TV(IND)	PHOENIX	3	13
KASW-TV(WB)	PHOENIX	3†	13
KMSB-TV(FOX)	TUCSON	4	73
KTTU-TV(UPN)	TUCSON	5†	73
OTHER MARKETS			
KMOV-TV(CBS)	ST LOUIS	2†	22
WCNC-TV(NBC)	CHARLOTTE	3	27
WVEC-TV(ABC)	HAMPTON/NORFOLK	2†	42
WWL-TV(CBS)	NEW ORLEANS	1	43
WHAS-TV(ABC)	LOUISVILLE	1†	50

* OPERATED UNDER A LOCAL MARKETING AGREEMENT. † TIE

CIRCULATION

NEWSPAPER CIRCULATION	DAILY	SUNDAY
THE DALLAS MORNING NEWS	514,665	776,387
THE PROVIDENCE JOURNAL	165,880	233,751
THE PRESS-ENTERPRISE	168,765	176,968
DENTON RECORD-CHRONICLE	15,969	20,428
TOTAL	865,279	1,207,534





TOP : GILBERT BAILON, VICE PRESIDENT AND EXECUTIVE EDITOR OF *THE DALLAS MORNING NEWS*, REVIEWS A FRONT PAGE PROOF FOR THE SEPTEMBER 12, 2001 ISSUE, WHICH ACHIEVED THE *LARGEST DAILY READERSHIP IN THE NEWSPAPER'S HISTORY.* *BOTTOM* : ANCHORS TRACY BARRY AND LAURAL PORTER DURING A NEWSCAST FROM KGW-TV, BELO'S PORTLAND NBC AFFILIATE, ONE OF EIGHT BELO STATIONS THAT IS NUMBER ONE OR TIED FOR NUMBER ONE IN ITS MARKET.

superior audiences – and revenue opportunities that are not easily duplicated.

Belo television stations are ranked first or second in 12 of the 15 DMAs where we do business. This performance allows Belo to attract a disproportionate share of market revenue. For example, our Television Group on average maintained an audience share of about 14 percent of total households from sign-on to sign-off in 2001. Our share of revenues, however, was much greater – 25 percent.

As a result, our Television Group has performed at the high end of the network-affiliate segment in revenue growth for the past two years and gained revenue share at 14 of Belo's 19 stations in 2001.

Belo's Newspaper Group includes three major newspapers ranked in the top five percent of all newspapers in the country based on daily circulation. We increased daily and Sunday circulation at *The Providence Journal* and *The Press-Enterprise* in 2001, and laid the groundwork to show increased circulation for *The Dallas Morning News* in 2002. Stable and growing circulation attracts advertisers and drives revenues over the long term.

Belo Interactive's 34 Web sites are building new customer relationships in all markets where Belo operates. Belo owns seven of the 25 most-visited local television-affiliated Web sites in the United States, according to Nielsen/NetRatings, and our newspaper-affiliated sites in Dallas and Providence are the leading local media sites in those markets. Belo Interactive's revenues, while still a small part of Belo's overall financial profile, increased by nearly 27 percent in 2001.

Belo's leadership of its key markets in print, on television and online will continue to provide a powerful attraction to advertisers and a foundation for above-average revenue growth.

Belo's connection with its audiences begins with journalism that has a direct impact on people's lives. *The Providence Journal* series, "Poisoned," illustrates Belo's commitment to coverage that compels our audiences – and their communities – to take action.

For six days in May 2001, over the course of 23 full pages, *The Providence Journal* told the story of thousands of children being poisoned each year by lead-based paint wearing off of older houses. This exclusive series resonated throughout Rhode Island – as well as beyond the state's borders.

A catalyst for change in Providence

Leaders in Rhode Island's General Assembly vowed to enact lead-paint reform legislation. Requests for reprints of *The Journal* series came in from across the nation from citizens who wanted to use the power of the revelations to fight this invisible killer. The Environmental Protection Agency began enforcing federal lead disclosure laws across New England, and EPA officials distributed *The Journal* series to the entire membership of Congress.

The EPA's lead outreach coordinator, Katie Mazer, said of the series: "The articles are thoughtful, insightful, accurate and moving. They highlight very effectively the issues, the risks, and the damage caused by lead poisoning. The series has had a national impact."

The series illuminated the long shadow of lead poisoning. The poor were hit hardest but all socioeconomic levels were affected. Virtually every system in the body, readers learned, is affected by lead poisoning with no distinctive symptoms. Lead poisoning creates decreased intelligence, impaired neurobehavioral development, decreased stature and growth, and impaired hearing acuity.

The information *The Journal* printed telling people where to go for help worked. For weeks after the series ran, the telephone lines at the Rhode Island Health Department and local advocacy groups were jammed with calls from people looking for more information.

The series idea came from a concerned *Journal* photojournalist, John Freidah. His photographs and the reportage of *The Journal's* environment writer, Peter Lord, exemplify journalism not just at its best but also at its most needed. A committed newspaper, willing to go deep into and behind a story, becomes a catalyst for necessary change.

TOP: MARK JORDAN'S MOTHER HOLDS HIM IN HER LAP AS HE HAS BLOOD DRAWN TO MONITOR HIS LEAD LEVELS. **BOTTOM LEFT:** MOTHERS OF LEAD-POISONED CHILDREN MARCH IN PROTEST OUTSIDE A PROVIDENCE APARTMENT BUILDING WHERE CHILDREN SUFFERING FROM LEAD POISONING WERE FOUND. **BOTTOM RIGHT:** ONE-YEAR-OLD MAURIANNA JORDAN UNDERGOES CHELATION TREATMENTS TO REMOVE LEAD FROM HER BODY.




NAME IS
LEAD



Regional strength delivers competitive advantages

Belo achieves the benefits of much larger scale through its concentration of assets in Texas, the Northwest and the Southwest – three high-growth regions. This geographic clustering provides Belo with new sales channels, operational efficiencies, and powerful branding and cross-promotion opportunities.

Belo's clusters share superior economic growth characteristics, outperforming the national average in all major indicators, including household growth, effective buying income growth, retail sales growth and employment. Moreover, the regions include four of the 10 largest cities in the United States – Houston, Dallas, Phoenix and San Antonio. According to census data, the average population growth rate of these cities was 23 percent during the 1990s, compared to an average growth rate in the six other top-10 cities of 5.6 percent.

This growth, coupled with Belo's cluster strategy, provides a base for building revenues at above-average rates.

Belo Marketing Solutions was created to seize regional sales opportunities. This sales group offers integrated marketing programs to advertisers not currently doing business with Belo. The group delivers competitive advantages by providing integrated solutions, alternative audiences and differing price points. In Texas and the Southwest, Belo packages the combined strengths of television, newspaper, cable news and interactive media. In the Northwest, the Company markets our three-state region of television, cable news and interactive media.

MARKET PRESENCE

TEXAS CLUSTER	NEWSPAPER	TELEVISION	CABLE	INTERACTIVE
DALLAS/FORT WORTH				
HOUSTON				
SAN ANTONIO				
AUSTIN				
NORTHWEST CLUSTER				
SEATTLE/TACOMA				
PORTLAND				
SPOKANE				
BOISE				
SOUTHWEST CLUSTER				
RIVERSIDE				
PHOENIX				
TUCSON				
OTHER MARKETS				
PROVIDENCE				
ST. LOUIS				
CHARLOTTE				
HAMPTON/NORFOLK				
NEW ORLEANS				
LOUISVILLE				

Operationally, the cluster strategy is improving efficiencies. For example, in Seattle we have created consolidated weather and sports centers for KING-TV, KONG-TV and NorthWest Cable News. In Phoenix, we launched ¡Más! Arizona, a Spanish-language cable news channel, with only a handful of new employees because Belo already had the infrastructure of KTVK-TV, the market's news leader. We also plan to introduce a news operation at KMSB-TV, our Fox affiliate in Tucson, using the resources of KTVK.

Belo is achieving synergies in branding and cross-promotion that enhance the value of each




U.S. SENATE RACE
TXCN NEWSROOM
AUSTIN



Belo property within a cluster. For example, in Dallas/Fort Worth, Belo combines the strength of *The Dallas Morning News,* WFAA-TV, Texas Cable News and their related Web sites to move audiences from one medium to another. Our regional strategy translates into incremental revenue opportunities and cost savings, creating meaningful business advantages for Belo.

TOP : THOMAS GRESBACK (CENTER) AND MARIE MCGLYNN-PEACH (RIGHT) OF BELO MARKETING SOLUTIONS MEET WITH A CLIENT. THE SALES GROUP OFFERS INTEGRATED MEDIA SOLUTIONS TO BUSINESSES IN EACH OF OUR GEOGRAPHIC CLUSTERS. **CENTER :** TXCN ANCHORS JOLENE DEVITO AND MICHAEL REY INTERVIEW WAYNE SLATER, AUSTIN BUREAU CHIEF OF *THE DALLAS MORNING NEWS*. TXCN, WHICH REACHES MORE THAN ONE MILLION HOMES IN TEXAS, REGULARLY FEATURES LIVE REPORTS FROM JOURNALISTS AT *THE MORNING NEWS* AND BELO'S TEXAS TELEVISION STATIONS. **BOTTOM :** TOM SHERRY, METEOROLOGIST FOR KREM-TV IN SPOKANE, DELIVERS THE FORECAST IN FRONT OF A "GREEN SCREEN" OR CHROMA KEY PANEL. THE PANEL ALLOWS WEATHER MAPS AND OTHER IMAGES TO BE PROJECTED ELECTRONICALLY IN THE BACKGROUND. BELO WEATHERCASTERS SHARE RESOURCES INCLUDING RADAR SYSTEMS AND REGIONAL WEATHER CENTERS. WEATHER PERSONALITIES ALSO ARE CROSS-PROMOTED IN BELO NEWSPAPERS AND WEB SITES.


Pulling together to tell a Texas story

Geographic clustering enables Belo to deliver unequaled regional coverage to its audiences.

Belo's Texas cluster comprises *The Dallas Morning News,* WFAA-TV in Dallas/Fort Worth, KHOU-TV in Houston, KVUE-TV in Austin, KENS-TV in San Antonio, Texas Cable News, Belo's Capital Bureau – and all of the related Web sites. In 2001, this cluster demonstrated how combined resources help us better serve our audiences. "Project Texas: Dying for the American Dream," a five-month examination of the plight of Hispanic construction workers in Texas, resulted in in-depth stories that appeared statewide – in print, on television and online.

The reportage behind "Project Texas: Dying for the American Dream" told stories behind statistics showing that construction workers across Texas – a majority of them Hispanic – were dying at alarmingly high rates. Texas' death rate was about 50 percent higher than the national rate. For all the talk of a high-tech New Economy, the reporting pointed out, Texas depends heavily on the muscle of Hispanic men and women to put up, tear down, repair or modernize everything from skyscrapers to *sports arenas, from homes to highways.*

The series went beyond the Texas border looking for possible solutions. For example, California performed almost three times more construction site inspections than Texas over the last decade; its death rate in construction was about a third lower than Texas.

Belo's Texas cluster – multiple key markets, the state's strongest newspaper, market-leading television stations and a growing cable presence – provided the combined resources to gather and distribute this important story throughout the state.

OPPOSITE : SARA RANGEL SHOWS ONE OF THE LAST PHOTOS OF HER FATHER, [illegible] DELGADO, BEFORE HE WAS KILLED IN A CONSTRUCTION ACCIDENT IN AUSTIN. **BELOW UPPER LEFT :** INSPECTORS OF THE OCCUPATIONAL SAFETY AND HEALTH ADMINISTRATION (OSHA) INVESTIGATE SAFETY VIOLATIONS IN TEXAS. **BELOW LOWER LEFT :** GERARDO GONZALEZ OF EL PASO, INJURED IN A CONSTRUCTION ACCIDENT, STUDIES FOR HIS GED WITH HELP FROM WIFE MARIA DEL CARMEN GONZALEZ. **BELOW :** JUAN PEREZ VISITS THE GRAVE OF HIS ONLY SON, ISMAEL SALGADO, EVERY SUNDAY AFTER MASS. ISMAEL DIED IN A CONSTRUCTION ACCIDENT IN 1993. HE WAS 23.







Extending our reach in a fast-changing world


DallasNews.com
Lay to take Fifth

ABOVE : BELO INTERACTIVE'S WES WILLIAMS PREPARES TO POST NEWS FOR USE ACROSS BELO WEB SITES. THE SITES' TECHNOLOGY PLATFORM, THE GOLD STANDARD, FEATURES USER-FRIENDLY DESIGN AND NAVIGATION AS WELL AS A CONTENT MANAGEMENT SYSTEM THAT ENABLES CONTENT DEVELOPED FOR BELO NEWSPAPERS AND TELEVISION STATIONS TO BE REPURPOSED ON THE WEB.

Belo's relationship with its audiences is earned every day. And those audiences are evolving more rapidly than ever – both in how they choose to access information, and in their demographic makeup.

Belo focuses on strategic opportunities designed to meet our audiences' needs now and in the future. Each new initiative begins with a business rationale and an expectation of long-term financial reward.

Belo's Web sites experienced continued strong growth in 2001, with a 64 percent increase in page views and a 40 percent increase in unique users.

Belo Interactive, Inc. was created in 1999 as a means of extending Belo's franchises to online users. The cornerstone of Belo Interactive's strategy is to build on Belo's well-established local media brands and leverage relationships with local viewers, readers and advertisers. Each of the Company's three largest newspapers has a sophisticated Internet presence, and each Belo television station has an established Web site with a dedicated sales staff.

Belo Interactive added strong partners and proven products in 2001, forming strategic alliances with the CareerBuilder Network and Classified Ventures, owner of the classified automotive site cars.com. These alliances enable Belo's Web sites to provide the broadest options for online job seekers and car buyers. Belo Interactive also joined the Real Cities network in 2001, providing additional local content and advertising opportunities.

As the audience for online news and information grows, so does the audience for local and regional cable news. Belo owns two 24-hour regional cable news channels, Texas Cable News and NorthWest Cable News, and operates four local cable news channels through our partnerships with Cox Communications. Belo will also launch local cable news channels in Houston, San Antonio and Charlotte in partnership with Time Warner Cable in 2002.

Belo is on the forefront of the move to digital television. WFAA-TV made television history four years ago when it became the first VHF station in the country to transmit a digital signal on a permanent basis, and KHOU-TV led the industry with the first all-digital television studio. The shift to digital will enable television broadcasters to provide a much better product to viewers, thereby enhancing our flexibility and competitiveness well into the 21st century.

Belo is also alert to changes in the demographic characteristics of its audiences and is keeping pace with these changes, most notably the surging Hispanic population in Texas and the Southwest. Belo does business in four of the top 10 Hispanic markets in the United States – Houston, San Antonio, Dallas/Fort Worth and Phoenix. Our operating companies are creating new Spanish-language content and covering matters of importance to their Hispanic communities. Belo currently produces several Spanish-language television and newspaper products, and we expect to add more in the future.

To take advantage of new opportunities, Belo's most important investment will continue to be in its people. Belo is committed to recruiting and retaining the best talent in the industry. In today's fast-changing media world, leadership and a world-class workforce are the ultimate keys to success.

Staying one step ahead in the Southwest

Belo's Southwest cluster demonstrates the Company's emphasis on reaching new audiences through its large and growing product mix. Today, 24 different news and information products – ranging from Spanish-language cable news to Web sites – are offered within the region.

The cluster includes *The Press-Enterprise* in Riverside, CA; KTVK-TV, an independent station in Phoenix and the market's news leader, providing nine hours of local news daily; KASW-TV in Phoenix; and KMSB-TV and KTTU-TV in Tucson.


LA PRENSA
Muere escolar atropellada
Baca y Pirozzi en la recta final por congreso
Hoy es la Fiesta de la Familia

Belo is pursuing many new opportunities in the region. *La Prensa,* a weekly Spanish-language newspaper published by *The Press-Enterprise* since 1999, offers news and features emphasizing community and family issues of greatest concern to the Inland Empire's rapidly growing Hispanic population.

Also targeting the Hispanic market is ¡Más! Arizona. A partnership between KTVK-TV and Cox Communications in Phoenix, ¡Más! Arizona is the Southwest's only 24-hour Spanish-language cable news channel. Belo's presence in the Southwest also includes the 24-hour cable Arizona NewsChannel, another partnership with Cox.

The Southwest cluster reaches new audiences through niche publications as well. *The Press-Enterprise* offers 11 such products in its coverage area, including a weekly business journal, five community weeklies, and four advertising-based publications.

The variety and success of this product mix illustrates Belo's commitment to sustaining leadership in the Southwest – and across all our markets nationwide.

Market leadership begins with community leadership



ABOVE : ANCHOR JOHN MCCAA HOSTS A TOWN HALL MEETING ADDRESSING THE BUMPY ECONOMIC TIMES AS PART OF "FAMILY FIRST," A COMMUNITY OUTREACH EFFORT BY WFAA-TV. THE EVENT INCLUDED A JOB FAIR FEATURING DALLAS/FORT WORTH AREA EMPLOYERS.

Local community involvement is good business. Through active participation in the communities we serve, Belo identifies with its viewers, readers and online users – as well as with its advertisers.

A strong connection to communities enables Belo to extend its franchises and increase visibility within its markets. Belo builds this connection through special programming, town hall meetings, and other outreach initiatives.

We strive to create a dialogue with our audiences. In Charlotte, for example, WCNC-TV achieves this through a popular segment called "You Choose the News." Reporters answer the phones once a month to talk with viewers and take their story suggestions, which have resulted in dozens of stories "assigned" by viewers. Other Belo television stations hold open houses where viewers can tour the station, meet reporters and offer ideas to improve coverage.

Belo companies contribute whenever our communities are in need. In the wake of September 11, Belo companies – like so many people and organizations across the United States – mobilized quickly. Belo's "Spirit of America" fund raised $11 million for the Red Cross Disaster Relief Fund, including $470,000 from Belo, its employees and The Belo Foundation.

This spirit of giving is always encouraged and was demonstrated throughout 2001. When deadly floods devastated Houston in June, for example, KHOU-TV provided more than 30 hours of continuous coverage and raised more than $8 million for those who lost their homes in the disaster.

Our television stations, newspapers, cable news channels and Web sites also seek to spotlight the good things going on in our communities. In St. Louis, for example, KMOV-TV won the NAB "Service to Children" award for its "Do The Right Thing" program, which recognizes students weekly for making the right choices in life. KMOV teamed with local schools, law enforcement agencies and local corporations to honor the students.

Belo's community connection drives ratings performance at Belo television stations and circulation at our newspapers. This performance leads to premium ad rates and ultimately supports Belo's ability to earn higher shares of market revenue.

Creating a public forum in the Northwest


GOV. GARY LOCKE
(D) WASHINGTON

LEFT: THE PANEL FIELDS A QUESTION DURING THE TOWN HALL AFTER "THE NORTHWEST: RUNNING ON EMPTY," A SPECIAL ON THE REGION'S ENERGY CRISIS. CENTER: KING-TV ANCHORS DENNIS BOUNDS AND JEAN ENERSEN REPORT ON THE IMPACT OF DROUGHT ON THE COLUMBIA RIVER. RIGHT: WASHINGTON GOVERNOR GARY LOCKE ANSWERS AN AUDIENCE MEMBER'S QUESTION. LOCKE WAS ON THE STUDIO PANEL, WHILE IDAHO GOVERNOR DIRK KEMPTHORNE AND OREGON GOVERNOR JOHN KITZHABER PARTICIPATED VIA SATELLITE.

In 2001, the Pacific Northwest faced a critical shortage of water and power that threatened to constrain the region's growth. Belo's audiences – 6.7 million adults each week in the region's four major markets – needed to learn more about the crisis and its potential impact on their communities. They also wanted to ask tough questions of their lawmakers.

Belo's Northwest cluster – KING-TV and KONG-TV in Seattle/Tacoma, KGW-TV in Portland, KREM-TV and KSKN-TV in Spokane, KTVB-TV in Boise, NorthWest Cable News (NWCN), and all of the related Web sites – responded to this need by producing a television special, "The Northwest: Running on Empty," that aired across the region. The special was followed by a town hall on NWCN featuring the governors of Washington, Oregon and Idaho.

The simulcast program demonstrated the ability of Belo's cluster strategy to mobilize regional resources around local community issues. The special was hosted by each station's key anchors and featured local reporters exploring the energy crisis from the perspective of their own communities. The local content was combined seamlessly with regional reports contributed by each station within the cluster.

To provide an additional forum for citizens, Belo Interactive provided a microsite on the issue that could be entered through any of the stations' Web sites. The microsite enabled members of the community to express opinions, post conservation tips, and access video of the special and town hall after their initial airing.

September 11: the Nation comes together

In 2001, all of us at Belo were reminded how privileged we are to serve our audiences in both the best and worst of times. 2001 will forever be defined by the horrific events of September 11. It will also be remembered by how, in the aftermath of September 11, our Nation came together.

Belo's journalists and their fellow employees reacted instinctively to the terrorists' attacks. Our reporters, editors and support teams mobilized around the world, enabling Belo companies to bring home the story with professionalism, balance and sensitivity.

Belo is stronger today because our 7,800 employees – across 25 operating companies – coalesced in the face of threat and tragedy. It took all of us, working side by side, to produce the distinguished journalism we owe to Belo's disparate audiences and, in the process, to help America regain its confidence.











OPPOSITE TOP : PHOTOJOURNALIST CHERYL DIAZ MEYER CAPTURED IMAGES OF SOLDIERS ON THE FRONT LINES IN NORTHERN AFGHANISTAN DURING HER SIX WEEKS IN CENTRAL ASIA. DIAZ MEYER ALSO FILED A PERSONAL JOURNAL FOR BELO NEWSPAPERS. OPPOSITE BOTTOM : ABOARD THE CARRIER USS ENTERPRISE IN THE GULF OF OMAN, A CREW FROM WVEC-TV IN NORFOLK, VA, COVERS THE U.S. MILITARY RESPONSE TO THE SEPTEMBER 11 ATTACKS. TOP : TRACEY EATON, AN EIGHT-YEAR VETERAN OF *THE DALLAS MORNING NEWS*, INTERVIEWS NORTHERN ALLIANCE FIGHTERS NEAR KUNDUZ IN NORTHERN AFGHANISTAN. EATON, *THE MORNING NEWS'* HAVANA BUREAU CHIEF, ALSO REPORTED ON THE WAR FROM UZBEKISTAN AND TAJIKISTAN USING A SATELLITE VIDEO PHONE TO PROVIDE LIVE REPORTS TO BELO TELEVISION STATIONS. CENTER : BELO STATIONS COLLECTED DONATIONS AND SPONSORED BLOOD DRIVES TO AID VICTIMS OF 9-11. BOTTOM : JOE GIRARD, A PRESSMAN AT *THE PRESS-ENTERPRISE* SINCE 1965, CHECKS PRINTING QUALITY ON THE NEWSPAPER'S EXTRA ON SEPTEMBER 11.

CORPORATE INFORMATION



DIRECTORS

John W. Bassett, Jr.[2,3]
Partner
Bassett & Copple, LLP

Henry P. Becton, Jr.[1,3]
President & General Manager
WGBH Educational Foundation

Louis E. Caldera[4]
Vice Chancellor
University Advancement
The California State University

Judith L. Craven, M.D., M.P.H.[2,4]
Corporate Director

Robert W. Decherd[5]
Chairman of the Board
President & Chief Executive Officer

Roger A. Enrico[1,4]
Vice Chairman
PepsiCo, Inc.

Stephen Hamblett[3]
Former Chairman & CEO
The Providence Journal Company

Dealey D. Herndon[3]
President
Herndon, Stauch & Associates

Laurence E. Hirsch[2,3,5]
Chairman & Chief Executive Officer
Centex Corporation

Arturo Madrid, Ph.D.[1,2]
Murchison Distinguished Professor
of the Humanities
Trinity University

Burl Osborne
Publisher Emeritus
The Dallas Morning News

William T. Solomon[4]
Chairman
Austin Industries, Inc.

Lloyd D. Ward[2]
CEO & Secretary General
United States Olympic Committee

J. McDonald Williams[3,5]
Chairman
Trammell Crow Company

OFFICERS

Robert W. Decherd
Chairman of the Board
President & Chief Executive Officer

Michael J. McCarthy
Senior Executive Vice President

Dunia A. Shive
Executive Vice President/
Chief Financial Officer

John L. (Jack) Sander
Executive Vice President/
Media Operations
President/Television Group

James M. Moroney III
Publisher and Chief Executive Officer
The Dallas Morning News

Guy H. Kerr
Senior Vice President/
General Counsel and Secretary

Marian Spitzberg
Senior Vice President/
Human Resources

Colleen B. Brown
Senior Vice President/
Business Development

David S. Boone
Senior Vice President/Finance

Lee R. Salzberger
Senior Vice President/Administration

Donald F. (Skip) Cass, Jr.
Senior Vice President
Group Executive

Richard J. Keilty
Senior Vice President
Television Group

Dennis A. Williamson
Senior Vice President
Television Group

Glenn C. Wright
Senior Vice President
Television Group

Scott L. Baradell
Vice President/Corporate Communications

Daniel J. Blizzard
Vice President/Operations

Janice E. Bryant
Vice President/Controller

Kathleen A. Cholette
Vice President/Tax

Carey P. Hendrickson
Vice President/Investor Relations

Rickey D. Lutz
Vice President/Technology Programs

Brenda C. Maddox
Vice President/Treasurer

J. William Mosley
Vice President/Operational Analysis

Jon E. Roe
Vice President/Chief Technology Officer

Stephen E. Shelton
Vice President/Internal Audit

Regina A. Sullivan
Vice President/
Government and Public Affairs

INDEPENDENT AUDITORS

Ernst & Young LLP
Dallas, Texas

COMMON STOCK TRANSFER AGENT & REGISTRAR

EquiServe Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1.800.736.3001
www.EquiServe.com

INVESTOR INQUIRIES

Carey P. Hendrickson
Vice President/Investor Relations
Phone: 214.977.6626
Fax: 214.977.7051
E-mail: BLC@belo.com
Internet: www.belo.com

STOCK TRADING

The Company's Series A Common Stock is traded on the New York Stock Exchange and the Chicago Board Options Exchange under the trading symbol BLC.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held at 10:00 a.m. on Wednesday, May 8, 2002, in the Dallas Museum of Art Horchow Auditorium, 1717 North Harwood Street, Dallas, Texas. A proxy statement and notice of the Annual Meeting have been sent to shareholders of record as of March 14, 2002.

1 Member of Audit Committee
2 Member of Compensation Committee
3 Member of Directors Planning Committee
4 Member of Nominating Committee
5 Proposed for re-election at Annual Meeting in May 2002

Financial Information

The following table lists the high and low trading prices and the closing prices for Series A Common Stock as reported on the New York Stock Exchange for each of the quarterly periods in the last two years, and cash dividends attributable to each quarter for both the Series A and Series B Common Stock.

2001	HIGH	LOW	CLOSE	DIVIDENDS
Fourth Quarter	$19.15	$15.15	$18.75	$.075
Third Quarter	$19.52	$15.29	$16.04	$.075
Second Quarter	$20.10	$15.25	$18.84	$.075
First Quarter	$19.52	$15.50	$16.47	$.075
2000				
Fourth Quarter	$19.50	$15.20	$16.00	$.07
Third Quarter	$20.00	$16.75	$18.44	$.07
Second Quarter	$18.06	$14.88	$17.31	$.07
First Quarter	$18.88	$12.31	$17.88	$.07

On February 15, 2002, the closing price for the Company's Series A Common Stock as reported on the New York Stock Exchange was $20.67. There is no established public trading market for shares of Series B Common Stock. The approximate number of shareholders of record of the Series A and Series B Common Stock at the close of business on such date was 9,985 and 540, respectively.

SELECTED FINANCIAL DATA

The following table presents selected financial data of the Company for each of the five years in the period ended December 31, 2001. Certain amounts for the prior years have been reclassified to conform to the current year presentation, including reclassification of intercompany revenues for advertising provided primarily to the Interactive Media segment. Operating cash flow is defined as segment earnings from operations plus depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow should not be considered as a measure of financial performance or liquidity under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or financial statement data presented in the consolidated financial statements. Because operating cash flow is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, operating cash flow as presented may not be comparable to other similarly titled measures of other companies. For a more complete understanding of this selected financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Consolidated Financial Statements" and "Notes to Consolidated Financial Statements."

In thousands, except share and per share amounts	2001	2000	1999	1998	1997
Television Group revenues [a]	$ 597,869	$ 692,826	$ 598,637	$ 593,426	$ 522,560
Newspaper Group revenues [b]	737,481	871,380	816,976	784,327	693,777
Interactive Media revenues	13,065	10,319	6,520	3,214	718
Other revenues [c]	16,163	14,287	11,849	10,736	17,149
Total net operating revenues	$ 1,364,578	$ 1,588,812	$ 1,433,982	$ 1,391,703	$ 1,234,204
Net earnings (loss) [d]	$ (2,686)	$ 150,825	$ 178,306	$ 64,902	$ 82,972
PER SHARE AMOUNTS:					
Basic earnings (loss) per share [c]	$ (.02)	$ 1.29	$ 1.51	$ .53	$ .72
Diluted earnings (loss) per share [d]	$ (.02)	$ 1.29	$ 1.50	$ .52	$ .71
Cash dividends paid	$ .30	$ .28	$ .26	$ .24	$ .22
CONSOLIDATED CASH FLOW INFORMATION: [e]					
Net cash provided by operations	$ 165,374	$ 253,428	$ 220,814	$ 234,872	$ 256,418
Net cash provided by (used for) investments	$ (81,073)	$ 55,515	$ (365,828)	$ (99,931)	$(1,025,407)
Net cash provided by (used for) financing	$ (136,068)	$ (266,856)	$ 171,156	$ (127,342)	$ 767,012
SEGMENT DATA:					
Operating cash flow (see definition above):					
Television Group [f]	$ 235,813	$ 302,876	$ 245,925	$ 238,743	$ 216,654
Newspaper Group [g]	$ 172,826	$ 250,093	$ 236,167	$ 210,351	$ 206,440
Interactive Media	$ (16,966)	$ (16,987)	$ (8,365)	$ (2,687)	$ (1,542)
Other	$ (1,981)	$ (3,629)	$ (4,990)	$ (4,182)	$ (7,672)
Operating cash flow margins:					
Television Group [f]	39.4%	43.7%	41.1%	40.2%	41.5%
Newspaper Group [g]	23.4%	28.7%	28.9%	26.8%	29.8%
Interactive Media	---	---	---	---	---
Other	---	---	---	---	---
Total assets [a] [b]	$ 3,672,225	$ 3,893,260	$ 3,976,264	$ 3,539,089	$ 3,622,954
Long-term debt [h]	$ 1,696,900	$ 1,789,600	$ 1,849,490	$ 1,634,029	$ 1,614,045

(a) The Company purchased nine television stations as part of The Providence Journal Company ("PJC") acquisition in February 1997, KENS in October 1997 and KTVK in November 1999. KMOV was acquired in exchange for KIRO in June 1997 and KVUE was acquired in June 1999 in exchange for KXTV. Belo also sold KASA and KHNL in October 1999 and KOTV in December 2000.

(b) The Company purchased *The Eagle* in December 1995, the *Messenger-Inquirer* in January 1996, *The Providence Journal* in February 1997, *The Gleaner* in March 1997, *The Press-Enterprise* in July 1997 and the *Denton Record-Chronicle* in June 1999. Belo sold *The Gleaner, The Eagle* and the *Messenger-Inquirer* on November 1, December 1 and December 31, 2000, respectively.

(c) "Other" includes revenues associated with the Company's cable news operations (beginning in March 1997) and television production subsidiary. The operations of the television production subsidiary were terminated in December 1998. From March 1997 through June 1997, "Other" also included a cable network acquired in connection with the PJC acquisition. The cable network was subsequently disposed of and its operations are excluded effective July 1, 1997.

(d) Net loss in 2001 includes an after-tax charge of $18,529 (17 cents per share) for the write-down of certain Internet investments and an after-tax non-recurring charge of $5.2 million (4 cents per share) related to early retirements and a Company-wide reduction in force. Net earnings in 2000 include the following after-tax non-recurring transactions: 1) $65,367 (56 cents per share) gain on the sales of KOTV, the *Messenger-Inquirer, The Eagle* and *The Gleaner;* 2) $12,190 (10 cents per share) gain on a legal settlement and 3) $18,331 (16 cents per share) charge for the write-down of certain Internet investments. Net earnings in 1999 include the following after-tax gains for certain non-recurring transactions: 1) $49,060 (41 cents per share) non-cash gain on the exchange of KXTV for KVUE; 2) $16,348 (14 cents per share) gain on the sale of KASA and KHNL; and 3) $28,489 (24 cents per share) gain on the sale of Belo's investment in Falcon Communications.

(e) Cash flow information is provided on a consolidated basis and is as presented in the Consolidated Statements of Cash Flows.

(f) In 2001, Television Group operating cash flow includes a non-recurring charge for employee reduction initiatives totaling $898. Television Group operating cash flow in 1998 includes a non-recurring charge for a voluntary early retirement program and other employee reduction initiatives totaling $6,996.

(g) In 2001, Newspaper Group operating cash flow includes a non-recurring charge for a voluntary early retirement program at *The Providence Journal* and other employee reduction initiatives totaling $2,261. Newspaper Group operating cash flow in 1998 includes certain voluntary early retirement charges of $6,344 and excludes a non-cash charge of $11,478 for the write-down of a press at *The Dallas Morning News.*

(h) Long-term debt decreased in 2001 due primarily to the use of net cash provided by operations to pay down debt. Long-term debt decreased in 2000 due to cash proceeds from the sale of subsidiaries (partially offset by the repurchase of 9,642,325 shares of the Company's stock for $171,712). Long-term debt increased in 1997 and 1999 due primarily to net borrowings of $1,100,545 and $298,796, respectively, to finance various acquisitions. Long-term debt increased in 1998 due primarily to the repurchase of 6,727,400 shares of the Company's stock for $129,786.

The Company is an owner and operator of 19 television stations and publisher of four daily newspapers. The following table sets forth the Company's major media assets by segment as of December 31, 2001:

TELEVISION GROUP

MARKET	MARKET RANK [(a)]	STATION	NETWORK AFFILIATION [(b)]	STATUS	ACQUIRED
Dallas/Fort Worth	7	WFAA	ABC	Owned	March 1950
Houston	11	KHOU	CBS	Owned	February 1984
Seattle/Tacoma	12	KING	NBC	Owned	February 1997
Seattle/Tacoma	12	KONG	IND	Owned	March 2000[(c)]
Phoenix	16	KTVK	IND	Owned	November 1999
Phoenix	16	KASW	WB	Owned	March 2000[(c)]
St. Louis	22	KMOV	CBS	Owned	June 1997
Portland	23	KGW	NBC	Owned	February 1997
Charlotte	27	WCNC	NBC	Owned	February 1997
San Antonio	37	KENS	CBS	Owned	October 1997
San Antonio	37	KBEJ	UPN	LMA	[(d)]
Hampton/Norfolk	42	WVEC	ABC	Owned	February 1984
New Orleans	43	WWL	CBS	Owned	June 1994
Louisville	50	WHAS	ABC	Owned	February 1997
Austin	54	KVUE	ABC	Owned	June 1999
Tucson	73	KMSB	FOX	Owned	February 1997
Tucson	73	KTTU	UPN	LMA	[(e)]
Spokane	78	KREM	CBS	Owned	February 1997
Spokane	78	KSKN	UPN/WB[(f)]	Owned	October 2001[(g)]
Boise [(h)]	121	KTVB	NBC	Owned	February 1997

NEWSPAPER GROUP

NEWSPAPER	LOCATION	ACQUIRED	DAILY CIRCULATION [(j)]	SUNDAY CIRCULATION [(j)]
The Dallas Morning News ("DMN")	Dallas, TX	[(i)]	514,665	776,387
The Providence Journal ("PJ")	Providence, RI	February 1997	165,880	233,751
The Press-Enterprise ("PE")	Riverside, CA	July 1997	168,765	174,636
Denton Record-Chronicle	Denton, TX	June 1999	15,969	20,428

INTERACTIVE MEDIA

Belo Interactive, Inc. ("BI")	Includes the Web site operations of Belo's operating companies, interactive alliances and Internet-based products and services.[(k)]

OTHER

Northwest Cable News ("NWCN")	Cable news channel distributed to over 2.3 million homes in the Pacific Northwest.
Texas Cable News ("TXCN")	Cable news channel distributed to over 1.3 million homes in Texas.

(a) Market rank is based on the relative size of the television market, or Designated Market Area ("DMA"), among the 210 generally recognized DMAs in the United States, based on November 2001 Nielsen estimates.
(b) Substantially all the revenue of the Company's television stations is derived from advertising. Less than 4 percent of Television Group revenue is provided by compensation paid by networks to the television stations for broadcasting network programming.
(c) Belo acquired KONG and KASW, previously operated under local marketing agreements ("LMAs"), on March 1, 2000.
(d) Belo entered into an agreement to operate KBEJ under an LMA in May 1999; the station's on-air date was August 3, 2000.
(e) Belo acquired KTTU, previously operated under an LMA, on March 12, 2002.
(f) The primary affiliation is with UPN. The WB network is currently a secondary affiliation.
(g) Belo acquired KSKN, previously operated under an LMA, on October 1, 2001.
(h) The Company also owns KTFT-LP (NBC), a low power television station in Twin Falls, Idaho.
(i) The first issue of *The Dallas Morning News* was published by Belo on October 1, 1885.
(j) Average paid circulation is for the six months ended September 30, 2001, according to the Audit Bureau of Circulation's FAS-FAX report, except for the *Denton Record-Chronicle*, for which circulation data is taken from the Certified Audit of Circulations Report for the twelve-month period ended December 31, 2000.
(k) The majority of Belo Interactive's Web sites are associated with the Company's television stations and newspapers and primarily provide news and information.

The Company depends on advertising as its principal source of revenues. As a result, the Company's operations are sensitive to changes in the economy, particularly in the Dallas/Fort Worth metropolitan area, where its two largest properties are located. The Company also derives revenues, to a much lesser extent, from the sale of daily newspapers, from compensation paid by networks to its television stations for broadcasting network programming and from subscription and data retrieval fees.

All references to earnings per share represent diluted earnings per share.

Statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Market Risks" and elsewhere in this Annual Report to Shareholders concerning Belo's business outlook or future economic performance, anticipated profitability, revenues, expenses, capital expenditures, investments or other financial and non-financial items that are not historical facts, are "forward-looking statements" as the term is defined under applicable federal securities laws. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those statements. Such risks, uncertainties and factors include, but are not limited to, changes in capital market conditions and prospects, and other factors such as changes in advertising demand, interest rates and newsprint prices; technological changes; development of Internet commerce; industry cycles; changes in pricing or other actions by competitors and suppliers; regulatory changes; the effects of Company acquisitions and dispositions; and general economic conditions, including the aftermath of the recent terrorist attacks on the United States; as well as other risks detailed in Belo's other public disclosures, filings with the Securities and Exchange Commission and elsewhere in this Annual Report to Shareholders.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Belo's financial statements are based on the selection and application of significant accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical judgment areas in the application of accounting policies that currently affect Belo's financial position and results of operations.

Bad Debt Belo maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the financial condition of Belo's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Impairment of Property, Plant and Equipment and Intangible Assets In assessing the recoverability of the Company's property, plant and equipment and intangible assets, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges not previously recorded for these assets. At December 31, 2001, Belo had investments of $597,106 in net property, plant and equipment and $2,623,647 in intangible assets, primarily goodwill and FCC licenses. During the year ended December 31, 2001, the Company did not record any impairment losses related to property, plant and equipment or intangible assets. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." See "Other Matters" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 to the Consolidated Financial Statements for a discussion of the impact of these standards on the Company's financial condition and results of operations, including the possibility of future impairment charges.

Contingencies Belo is involved in certain claims and litigation related to its operations. In the opinion of management, liabilities, if any, arising from these claims and litigation would not have a material adverse effect on Belo's consolidated financial position, liquidity or results of operations. The Company is required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required, if any, for these contingencies is made after careful analysis of each individual matter. The required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

Employee Benefits Belo is effectively self-insured for employee-related health care benefits. A third-party administrator is used to process all claims. Belo's employee health insurance liability is based on the Company's historical claims experience rate and is developed from actuarial valuations. Belo's reserves associated with the exposure to the self-insured liabilities are monitored by management for adequacy. However, actual amounts could vary significantly from such estimates, which would require the Company to record additional expenses.

Pension Benefits Belo has a pension plan and relies on actuarial valuations to determine pension costs. Inherent in these valuations are key assumptions, including discount rates and expected return on plan assets. The Company is required to consider current market conditions, including changes in interest rates, in selecting these assumptions. Changes in market conditions and changes in assumptions regarding plan participants may require the Company to record additional expense.

Dollars in thousands, except per share amounts

2001 COMPARED WITH 2000

Results for 2001 include the effect of the acquisition of KSKN in Spokane, Washington (previously operated under an LMA) on October 1, 2001. Results for 2000 include the effect of the following acquisitions and dispositions: the acquisition of KONG in Seattle/Tacoma, Washington and KASW in Phoenix, Arizona on March 1, 2000 (both stations were previously operated by Belo under LMAs); the sale of *The Gleaner* in Henderson, Kentucky on November 1, 2000; the sale of *The Eagle* in Bryan-College Station, Texas on December 1, 2000; and the sales of the *Messenger-Inquirer* in Owensboro, Kentucky and KOTV in Tulsa, Oklahoma, both of which were effective December 31, 2000.

CONSOLIDATED RESULTS OF OPERATIONS

Total net operating revenues declined $224,234 in 2001 when compared to 2000. Revenues for 2000 included $60,571 of revenue for the companies sold in the fourth quarter of 2000. The balance of the 2001 revenue decline related primarily to lower advertising revenues as a result of the slowdown in the U.S. economy.

Salaries, wages and employee benefits expense declined $35,301 for 2001 as compared to the prior year, with $23,638 of the decrease resulting from the companies sold and net decreases of $11,663 at the Company's remaining properties. Salaries, wages and employee benefits included a non-recurring charge of $8,060 in 2001 related to early retirements and a Company-wide reduction in force. The Company also recorded a non-recurring charge of $3,795 in 2000 for early retirement costs.

Other production, distribution and operating costs declined $28,522 in the year ended December 31, 2001 as compared to 2000, with a $13,152 reduction resulting from the companies sold and decreases of $12,438 at the Company's remaining properties. The Company also recorded $2,932 of non-recurring charges in 2000 related to a programming write-down and an advertiser's year-end bankruptcy.

Newsprint, ink and other supplies expense decreased $19,327 in the year ended December 31, 2001 as compared to the prior year, with a $6,066 reduction resulting from the companies sold and a decrease of $13,261 at the remaining properties. Newsprint consumption decreased approximately 15.4 percent at the remaining properties as compared to the prior year due to lower advertising volume and web-width reductions, and the average cost per metric ton of newsprint increased 9.6 percent in 2001 as compared to 2000.

Depreciation expense increased $835 in 2001, of which amount $4,139 was due to higher depreciation at the remaining properties, partially offset by a $3,304 reduction in depreciation expense from the companies sold.

Of the $2,797 decrease in amortization expense in 2001, $3,416 was associated with the operating companies sold in the fourth quarter of 2000, offset somewhat by a $619 increase in amortization related primarily to 2000 acquisitions.

Interest expense for 2001 was $112,674 or 15.1 percent lower than 2000 expense of $132,780, reflecting lower average debt levels and lower average interest rates.

The Company recorded gains on the sales of subsidiaries and investments of $104,628 in 2000.

Other, net expense increased from $7,740 in 2000 to $29,167 in 2001, primarily due to a $28,785 charge recorded in the second quarter of 2001 related to the write-down of investments in certain Internet-related companies. Other, net expense in 2000 included a write-down related to Internet investments of $28,500, partially offset by a non-recurring benefit related to a legal settlement of $18,953.

The effective tax rate for 2001 was 112.3 percent, compared with 43.5 percent for 2000. The Company's effective tax rate exceeded 100 percent for 2001 due to lower pretax earnings and a fixed amount of non-deductible goodwill amortization. In addition to the effect of the advertising downturn in 2001, pretax earnings were lower due to the non-recurring charges for the write-down of the Company's investments in Internet-related companies and severance charges associated with early retirements and a Company-wide reduction in force.

As a result of the factors discussed above, Belo recorded a net loss of $2,686 (2 cents per share) for the year ended December 31, 2001 compared with net earnings of $150,825 ($1.29 per share) in 2000.

SEGMENT RESULTS OF OPERATIONS

To enhance comparability of Belo's results of operations for the years ended December 31, 2001 and 2000, certain information below is presented by segment on an "as adjusted" basis to take into account the 2000 dispositions of *The Gleaner, The Eagle,* the *Messenger-Inquirer* and KOTV as though each had occurred at the beginning of 2000 and the non-recurring items discussed under "Consolidated Results of Operations."

NET OPERATING REVENUES	AS REPORTED 2001	AS REPORTED 2000	AS REPORTED % CHANGE	AS ADJUSTED 2001	AS ADJUSTED 2000	AS ADJUSTED % CHANGE
Television Group	$ 597,869	$ 692,826	(13.7)%	$ 597,869	$ 673,985	(11.3)%
Newspaper Group	737,481	871,380	(15.4)%	737,481	829,862	(11.1)%
Interactive Media	13,065	10,319	26.6%	13,065	10,050	30.0%
Other	16,163	14,287	13.1%	16,163	14,287	13.1%
Segment revenues	$ 1,364,578	$ 1,588,812	(14.1)%	$ 1,364,578	$ 1,528,184	(10.7)%
OPERATING CASH FLOW (1)						
Television Group	$ 235,813	$ 302,876	(22.1)%	$ 236,710	$ 298,738	(20.8)%
Newspaper Group	172,826	250,093	(30.9)%	175,088	238,979	(26.7)%
Interactive Media	(16,966)	(16,987)	0.1%	(16,499)	(16,574)	0.5%
Other	(1,981)	(3,629)	45.4%	(1,962)	(3,628)	45.9%
Segment operating cash flow	389,692	532,353	(26.8)%	$ 393,337	$ 517,515	(24.0)%
Corporate expenses	(43,078)	(44,655)	3.5%			
Depreciation and amortization	(183,010)	(184,972)	1.1%			
Earnings from operations	$ 163,604	$ 302,726	(46.0)%			

Table columns grouped under: YEAR ENDED DECEMBER 31,

(1) All references herein to segment operating cash flow refer to segment earnings from operations plus depreciation and amortization, as defined in "Selected Financial Data." Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow should not be considered as a measure of financial performance or liquidity under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or financial statement data presented in the consolidated financial statements. Because operating cash flow is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, operating cash flow as presented may not be comparable to other similarly titled measures of other companies.

TELEVISION GROUP

On a reported basis, Television Group revenues in 2001 decreased $94,957, or 13.7 percent, compared to the prior year. This decline resulted from lower advertising revenues due to a slowdown in the U.S. economy, decreases in political and .com advertising, the disposition of KOTV in the fourth quarter of 2000 and lost advertising revenue estimated at $9,000 resulting from the events of September 11. Additionally, spot revenues in 2000 included approximately $10,500 from the broadcast of the Summer Olympics. Television Group cash expenses for 2001 decreased $27,894, or 7.2 percent, as a result of stringent cost controls and the sale of KOTV. As a result, on a reported basis, Television Group operating cash flow for 2001 decreased $67,063, or 22.1 percent, when compared to 2000.

On an "as adjusted" basis, Television Group revenues for 2001 were $597,869, a decrease of $76,116 or 11.3 percent, compared with 2000 revenue of $673,985. Television Group spot revenues decreased 11.6 percent in 2001, due in part to a decrease in political advertising. Political advertising revenues decreased $44,577, or 89 percent, from 2000 to 2001. Excluding political revenues in both years, spot advertising revenues decreased 5 percent in 2001 compared with 2000. National advertising revenues declined 10.8 percent in 2001, with the largest decreases reported in the Dallas/Fort Worth and Seattle/Tacoma markets. Local advertising revenues declined 1.2 percent in 2001 as compared to 2000. Cash operating expenses decreased 3.8 percent due to cost control measures implemented early in 2001. As a result, Television Group operating cash flow decreased 20.8 percent, from $298,738 in 2000 to $236,710 in 2001. Television Group operating cash flow margin declined from 44.3 percent in 2000 to 39.6 percent in 2001.

NEWSPAPER GROUP

On a reported basis, Newspaper Group revenues for 2001 decreased $133,899, or 15.4 percent, compared to 2000 revenues due to the sales of *The Gleaner, The Eagle* and the *Messenger-Inquirer* in the fourth quarter of 2000, lower advertising revenue as a result of the slowdown in the economy, lost advertising revenue estimated at $2,000 from the events of September 11 and the effects of one less Sunday in 2001 than in 2000. Newspaper Group cash expenses were down 9.1 percent in 2000 as compared to 2001, as a result of the dispositions, lower newsprint expense and tight cost controls, partially offset by $2,261 in severance costs related to a reduction in force and a voluntary early retirement program at *PJ* in the fourth quarter of 2001. As a result, on a reported basis, Newspaper Group operating cash flow declined $77,267, or 30.9 percent.

On an "as adjusted" basis, Newspaper Group revenues in 2001 were $737,481, or 11.1 percent, lower than 2000 revenues of

$829,862. Advertising revenues comprised 85 percent of total Newspaper Group revenues in 2001, circulation revenues accounted for 12 percent and commercial printing contributed most of the remaining amount. Total advertising revenues for the Newspaper Group were down 12.8 percent in 2001 when compared to 2000 due mostly to a significant downturn in classified employment advertising felt by large newspapers across the country, the effect of which was greatest at large metropolitan newspapers with significant employment categories like *DMN.*

Newspaper volume is measured in column inches. Volume for *DMN* was as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2001	2000	% CHANGE
Full-run ROP ("Run of Press") inches (1)			
Classified	1,693	1,973	(14.2)%
Retail	890	992	(10.3)%
General	305	379	(19.5)%
Total	2,888	3,344	(13.6)%

(1) Full-run ROP inches refer to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

DMN revenues decreased 13.5 percent in 2001 when compared to 2000. Advertising revenues for *DMN* decreased 15 percent in 2001. Classified advertising revenues declined 15 percent in 2001 compared with 2000 due to lower volumes in classified employment advertising. Classified employment linage decreased 48.8 percent in 2001 when compared with 2000 linage. Classified employment revenue was down 44 percent, while classified automotive and real estate revenues were up 7.4 percent and 6.1 percent, respectively. General advertising revenues decreased 16.4 percent in 2001 partly due to a decrease in .com advertising. Excluding .com advertising, general advertising revenues decreased 4.8 percent. Retail advertising revenues were down 7.7 percent in 2001 due to decreased linage, particularly in the department stores category, offset somewhat by higher average rates. Circulation revenues at *DMN* were flat in 2001 compared with 2000.

Revenues in all major advertising categories at *PJ* were lower in 2001 compared with 2000, with declines in general, classified and retail advertising of 23.4 percent, 15.2 percent and 9 percent, respectively. The decrease in general advertising revenues in 2001 compared with 2000 was due to volume losses, primarily in the .com, transportation and financial categories. The classified advertising revenue decrease was due primarily to losses in the employment and automotive categories. The retail advertising revenue decrease was due to decreased linage from the amusements, automotive and department stores categories, partially offset by an increase in average rates. Circulation revenues at *PJ* decreased 2.7 percent in 2001 compared with 2000 primarily due to changes in the circulation mix between home delivery and single-copy sales and increased contractor rates.

Total revenues at *PE* decreased 3.1 percent in 2001 compared with 2000, due to decreases in retail, classified and other advertising revenues, partially offset by increases in general advertising and circulation revenues. Retail advertising decreased 9.1 percent due to lower volume in the food, home furnishings, home improvement and office supply categories, offset somewhat by higher average rates. Classified advertising declined 4.5 percent due to lower rates and volumes, primarily in employment advertising. General advertising revenues increased 2.9 percent due to higher rates. Circulation revenues were 2.9 percent higher due to increased volume for daily and Sunday deliveries.

On an "as adjusted" basis, Newspaper Group cash expenses for 2001 were $562,393, a decrease of 4.8 percent compared with $590,883 in 2000, due to cost controls initiated early in 2001 in response to the softening advertising environment and lower newsprint expense. Newsprint expense was down 7.3 percent due to a 15.4 percent decrease in consumption, partially offset by a 9.6 percent increase in the average cost per metric ton. Excluding newsprint, all other cash expenses were down 4.1 percent. As a result, operating cash flow for 2001 decreased $63,891, or 26.7 percent, when compared to 2000. Newspaper Group operating cash flow margin was 23.7 percent in 2001 compared with 28.8 percent in 2000.

INTERACTIVE MEDIA

On a reported basis, Interactive Media revenues increased 26.6 percent, from $10,319 in 2000 to $13,065 in 2001. Interactive Media cash expenses increased 10 percent in 2001 due to increased staffing and levels of operations early in the year, followed by a curtailment of expenses beginning in the third quarter in response to the softening economy. As a result, the Interactive Media group reported an operating cash flow deficit of $16,966 in 2001 compared with a $16,987 deficit in 2000.

OTHER

Other represents the Company's regional cable news operations, NWCN and TXCN. On a reported basis, Other revenues of $16,163 in 2001 were 13.1 percent higher than 2000 revenues of $14,287 due to revenue increases at NWCN and TXCN. Cash operating expenses increased 1.3 percent in 2001 as compared to 2000. The operating cash flow deficit decreased 45.4 percent, from $3,629 in 2000 to $1,981 in 2001, reflecting a decrease in the cash flow deficit at TXCN and an increase in operating cash flow at NWCN.

2000 COMPARED WITH 1999

Results for 2000 included the effect of the following acquisitions and dispositions: The acquisition of KONG in Seattle/Tacoma, Washington and KASW in Phoenix, Arizona on March 1, 2000 (both stations were previously operated by Belo under LMAs); the sale of *The Gleaner* in Henderson, Kentucky on November 1, 2000; the sale of *The Eagle* in Bryan-College Station, Texas on December 1, 2000; and the sales of the *Messenger-Inquirer* in Owensboro, Kentucky and KOTV in Tulsa, Oklahoma, both of which were effective December 31, 2000. Results for 1999 included the effect of the following acquisitions and dispositions: The exchange of KXTV in Sacramento, California for KVUE in Austin, Texas, effective June 1, 1999; the purchase of Denton Publishing Company, publisher of the *Denton Record-Chronicle* on June 30, 1999; the sale of stations KASA in Albuquerque, New Mexico and KHNL in Honolulu, Hawaii along with rights to operate KFVE, also in Honolulu, under an LMA, effective October 29, 1999; and the purchase of KTVK in Phoenix, Arizona along with rights to operate KASW under an LMA, effective November 1, 1999.

[illegible]

Total net operating revenues increased $154,830 in 2000 as compared to 1999. Revenues increased $86,533 in 2000 due to the 1999 acquisitions, offset by a decrease of $35,073 due to the 1999 dispositions. The 2000 dispositions occurred late in the year and had a minimal impact on operations for 2000 when compared to 1999. The majority of the remaining 2000 revenue increase was due to increases in political advertising revenue at Belo's television stations and increases in general and classified advertising revenue at Belo's newspapers.

Salaries, wages and employee benefits expense increased $50,236 in 2000 compared to the prior year, with $22,305 of the increase resulting from the 1999 acquisitions, offset by a decrease of $12,522 due to the 1999 dispositions. Salaries, wages and employee benefits included $3,795 in 2000 and $1,098 in 1999 for early retirement charges. The remaining increase in 2000 was primarily due to an increase in employees and higher performance-based bonuses.

Of the $43,576 increase in other production, distribution and operating costs in 2000, $32,750 was due to the 1999 acquisitions, offset by a decrease of $14,257 related to the 1999 dispositions. The remaining increase was primarily due to higher distribution expenses, outside services and outside solicitation costs. In addition, other production, distribution and operating costs included non-recurring charges of $2,932 in 2000 related to a programming write-down and an advertiser's year-end bankruptcy and $2,632 in 1999 for programming adjustments.

Newsprint, ink and other supplies expense increased $6,776 in 2000 of which $1,447 was due to the acquisition of the *Denton Record-Chronicle* in 1999. The remaining increase was primarily due to an increase in the average cost per metric ton of newsprint at Belo's other newspaper properties.

Depreciation expense was $8,887 higher in 2000 when compared to 1999, due to depreciation of prior year capital expenditures.

Amortization expense increased $7,124 in 2000 as compared to 1999 due to the amortization of intangibles associated with the acquisitions of KVUE, the *Denton Record-Chronicle* and KTVK and the purchases of KASW and KONG which were previously operated under LMAs, offset somewhat by the dispositions in 1999 of KXTV, KASA and KHNL.

Interest expense in 2000 was $132,780, an increase of approximately 20 percent over 1999 interest expense of $110,608. The increase was due to higher average debt levels during 2000 as a result of acquisitions, investments and share repurchases and higher weighted average interest rates in 2000 compared with 1999.

In 2000, gains on sales of subsidiaries and investments included gains on the sales of *The Gleaner*, *The Eagle*, the *Messenger-Inquirer* and KOTV of $104,628. In 1999, the Company recorded a $50,312 non-cash gain on the exchange of KXTV for KVUE, a $20,448 gain on the sale of KASA and KHNL and a $47,006 gain on the sale of Belo's investment in Falcon Communications.

Other, net decreased from income of $4,800 in 1999 to expense of $7,740 in 2000 primarily due to a write-down of certain Internet investments of $28,500, partially offset by a non-recurring benefit related to a legal settlement of $18,953, both of which were recorded in 2000.

The effective tax rate in 2000 was 43.5 percent, compared with 35.5 percent in 1999. The 1999 effective rate was lower due to non-taxable gains on like-kind exchanges. The 2000 rate was affected by higher pretax earnings as a result of gains on the 2000 dispositions. Excluding the effect of these transactions, the effective rates in 2000 and 1999 would have been 47.3 percent and 45.1 percent, respectively.

As a result of the factors discussed above, Belo recorded net earnings of $150,825, or $1.29 per share, in 2000, compared with net earnings of $178,306, or $1.50 per share, in 1999.

[illegible]

To enhance comparability of Belo's segment results of operations for the years ended December 31, 2000 and 1999, certain information is presented on an "as adjusted" basis and takes into account the 2000 dispositions of *The Gleaner*, *The Eagle*, the *Messenger-Inquirer* and KOTV, the 1999 exchange of KXTV for KVUE, the 1999 acquisitions of the *Denton Record-Chronicle* and KTVK, including the rights to operate KASW under an LMA, and the 1999 dispositions of KASA and KHNL, as if each transaction had occurred at the beginning of 1999, and the non-recurring items discussed under "Consolidated Results of Operations."

NET OPERATING REVENUES	AS REPORTED 2000	AS REPORTED 1999	AS REPORTED % CHANGE	AS ADJUSTED 2000	AS ADJUSTED 1999	AS ADJUSTED % CHANGE
Television Group	$ 692,826	$ 598,637	15.7%	$ 673,985	$ 618,659	8.9%
Newspaper Group	871,380	816,976	6.7%	829,862	780,277	6.4%
Interactive Media	10,319	6,520	58.3%	10,050	7,037	42.8%
Other	14,287	11,849	20.6%	14,287	11,849	20.6%
Segment revenues	$ 1,588,812	$ 1,433,982	10.8%	$ 1,528,184	$ 1,417,822	7.8%
OPERATING CASH FLOW (1)						
Television Group	$ 302,876	$ 245,925	23.2%	$ 298,738	$ 253,422	17.9%
Newspaper Group	250,093	236,167	5.9%	238,979	225,455	6.0%
Interactive Media	(16,987)	(8,365)	(103.1)%	(16,574)	(8,155)	(103.2)%
Other	(3,629)	(4,990)	27.3%	(3,628)	(4,990)	27.3%
Segment operating cash flow	$ 532,353	$ 468,737	13.6%	$ 517,515	$ 465,732	11.1%
Corporate expenses	(44,655)	(35,281)	(26.6)%			
Depreciation and amortization	(184,972)	(168,961)	(9.5)%			
Earnings from operations	$ 302,726	$ 264,495	14.5%			

YEAR ENDED DECEMBER 31,

(1) All references herein to segment operating cash flow refer to segment earnings from operations plus depreciation and amortization, as defined in "Selected Financial Data." Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow should not be considered as a measure of financial performance or liquidity under generally accepted accounting principles and should not be considered in isolation or as an alternative to net income, cash flows generated by operating, investing or financing activities or financial statement data presented in the consolidated financial statements. Because operating cash flow is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, operating cash flow as presented may not be comparable to other similarly titled measures of other companies.

TELEVISION GROUP

On a reported basis, Television Group revenues increased $94,189, or 15.7 percent, for 2000 as compared to 1999. Revenues increased $80,219 in 2000 due to the 1999 acquisitions of KVUE and KTVK, including the rights to operate KASW under an LMA, offset by a decrease of $35,073 due to the 1999 dispositions of KXTV, KASA and KHNL, including the rights to operate KFVE under an LMA. The disposition of KOTV occurred on December 31, 2000 and had a minimal impact on operations for 2000 when compared to 1999. The majority of the remaining 2000 revenue increase was due primarily to increases in political advertising revenue at Belo's remaining television stations. Television Group cash expenses increased 10.6 percent during 2000 due primarily to the net effect of the 1999 and 2000 acquisitions and dispositions. As a result, on a reported basis, Television Group operating cash flow increased 23.2 percent in 2000.

On an "as adjusted" basis, Television Group revenues in 2000 were $673,985, an increase of $55,326 or 8.9 percent, over 1999 revenues of $618,659. Double-digit revenue increases were realized by several Belo television stations, including seven stations in the top 30 markets (WFAA in Dallas/Fort Worth, KING and KONG in Seattle/Tacoma, KASW in Phoenix, KMOV in St. Louis, KGW in Portland and WCNC in Charlotte). The presidential election as well as the senatorial, congressional and gubernatorial races that occurred in many states contributed to political advertising revenues of just over $50,000 in 2000, compared with political advertising revenues of approximately $10,500 in 1999. In addition, Belo's four NBC stations had approximately $10,500 in revenue attributable to the broadcast of the Summer Olympics in 2000. Local advertising revenues at Belo's television stations increased 5.8 percent in 2000 while national advertising revenues were up 1.4 percent for the year. Cash expenses in 2000 increased 2.7 percent over 1999 cash expenses. Salaries, wages and employee benefits expense increased 5.8 percent in 2000 compared with 1999 due primarily to an increase in performance-based bonuses and overtime associated with election coverage. Outside services and outside solicitation expenses were higher in 2000 than 1999, offset somewhat by savings in programming expense. As a result, Television Group operating cash flow for 2000 was $298,738, an increase of 17.9 percent over 1999 operating cash flow of $253,422. In 2000, Television Group operating cash flow margin was 44.3 percent compared with 41.0 percent in 1999.

NEWSPAPER GROUP

On a reported basis, Newspaper Group revenues increased $54,404, or 6.7 percent, for 2000 as compared to 1999, with $6,314 of the increase due to the acquisition of the *Denton Record-Chronicle* in June 1999. Newspaper Group cash operating expenses increased 7 percent in 2000 as compared to the prior year primarily due to the acquisition and higher newsprint costs. As a result, on a reported basis, Newspaper Group operating cash flow increased 5.9 percent.

On an "as adjusted" basis, Newspaper Group revenues of $829,862 increased 6.4 percent in 2000 compared to 1999 revenues of $780,277. Revenues increased at all of the Company's newspapers, including 6.2 percent at *The Dallas Morning News*, 3.9 percent at *The Providence Journal* and 12.1 percent at *The Press-Enterprise.* In 2000, advertising revenues comprised 87 percent, circulation revenues accounted for 11 percent and commercial printing contributed most of the remainder of total Newspaper Group revenues.

Newspaper volume is measured in column inches. Volume for *DMN* was as follows (in thousands):

	YEAR ENDED DECEMBER 31,		
	2000	1999	% CHANGE
Full-run ROP ("Run of Press") inches (1)			
Classified	1,973	1,931	2.2%
Retail	992	1,040	(4.6)%
General	379	340	11.5%
Total	3,344	3,311	1.0%

(1) Full-run ROP inches refer to the number of column inches of display and classified advertising that is printed and distributed in all editions of the newspaper.

DMN total revenues increased 6.2 percent in 2000 when compared to 1999. In 2000, *DMN* advertising revenues were up 6.9 percent. *DMN* general advertising revenues were up 19.5 percent in 2000 compared with 1999, due primarily to an increase in .com advertising revenues. Higher average rates and volume increases, primarily in the automotive and telecom categories, also contributed to the increase in general advertising revenues in 2000. Retail advertising revenues were up 1.3 percent on higher rates and lower volumes, primarily in the department stores category. Classified advertising revenues increased 5.9 percent in 2000 compared with 1999 due to higher average rates and increased volumes in the employment, automotive and real estate advertising categories. Circulation revenue decreased approximately 2 percent in 2000 compared with 1999, primarily due to lower average rates for the newspaper's distributors, offset somewhat by a slight increase in circulation volumes.

Revenues in all major advertising categories at *PJ* were higher in 2000 compared with 1999, with general advertising up 8.9 percent, classified up 6.7 percent and retail up approximately 5 percent. The increase in general advertising revenues in 2000 compared with 1999 was due to higher average rates while volumes remained flat. The classified advertising revenue increase was primarily due to higher rates, particularly in the employment category. The retail advertising revenue increase was due to both higher average rates and increased linage from the amusements, banks and furniture categories. Circulation revenues at *PJ* decreased 1.5 percent in 2000 compared with 1999.

Total revenues at *PE* were up 12.1 percent in 2000 compared with 1999, led by increases in classified advertising revenue and other advertising revenue of 18.6 percent and 28.7 percent, respectively. The increase in classified advertising revenue was due to an increase in average rates, which more than offset a decline in volumes. An increase of approximately 4 percent in general advertising revenue resulted from an increase in average rates. Retail advertising revenues declined approximately 3.3 percent due to declines in the electronics, food and theater categories. Circulation revenues increased by approximately 4 percent primarily due to increases in daily and Sunday circulation volumes.

On an "as adjusted" basis, Newspaper Group cash expenses increased 6.5 percent in 2000 compared to the prior year. Newsprint expense increased 7.6 percent in 2000 due to industry-wide newsprint price increases. In addition, salaries, wages and employee benefits increased approximately 6.1 percent in 2000 as compared to 1999 due to an increase in the number of employees and higher performance-based bonuses. Other operating expenses were up 10.5 percent over 1999 due to increases in outside services, distribution expense, bad debt expense and features and news services. As a result, operating cash flow for 2000 was $238,979, an increase of 6 percent when compared with 1999 operating cash flow of $225,455. Newspaper Group operating cash flow margins were 28.8 percent in 2000 and 28.9 percent in 1999.

INTERACTIVE MEDIA

On a reported basis, Interactive Media revenues for 2000 were $10,319, an increase of $3,799, or 58.3 percent, over 1999 revenues of $6,520. The revenue improvement was due to the increased focus placed on this newly emerging segment, particularly with the addition of a dedicated management team in mid-1999. Interactive Media cash expenses increased 83.4 percent from $14,885 in 1999 to $27,306 in 2000 due to increased staffing and levels of operations. As a result, the Interactive Media group reported operating cash flow deficits of $16,987 in 2000 and $8,365 in 1999.

OTHER

On both a reported and an "as adjusted basis," Other revenues increased 20.6 percent, from $11,849 in 1999 to $14,287 in 2000, due to revenue increases at NWCN and TXCN. The operating cash flow deficit decreased to $3,629 in 2000 from $4,990 in 1999 reflecting a decrease in the cash flow deficit at TXCN between the periods and positive cash flow at NWCN, its first surplus since it began operations in 1995.

LIQUIDITY AND CAPITAL RESOURCES

Dollars in thousands, except share and per share amounts

Net cash provided by operations, bank borrowings and term debt are Belo's primary sources of liquidity. On a reported basis, net cash provided by operations was $165,374 in 2001 compared with $253,428 in 2000. The decrease in net cash provided by operations in 2001 is due to lower net earnings and tax payments of $59,370 due on fourth quarter 2000 transactions, including the sales of *The Gleaner, The Eagle,* the *Messenger-Inquirer* and KOTV and a gain in 2000 from the settlement of a lawsuit brought by the Company against a third party. Net cash provided by operations was used primarily to fund capital expenditures, common stock dividends, investments and the repurchase of treasury stock. Net cash provided by operations, along with cash proceeds from escrowed funds from the prior year sale of KOTV, was also used to pay down debt. As a result, total debt decreased $92,710 from December 31, 2000.

On November 1, 2001, the Company issued $350,000 of 8% Senior Notes due 2008. At December 31, 2001, Belo had $1,350,000 in fixed-rate debt securities as follows: $250,000 of 6-7/8% Senior Notes due 2002; $300,000 of 7-1/8% Senior Notes due 2007; $350,000 of 8% Senior Notes due 2008; $200,000 of 7-3/4% Senior Debentures due 2027; and $250,000 of 7-1/4% Senior Debentures due 2027. The weighted average effective interest rate for these debt instruments is 7.4 percent. Belo also has $150,000 of additional debt securities available for issuance under a shelf registration statement filed in April 1997. Future issuances of fixed-rate debt may be used to refinance variable-rate debt in whole or in part or for other corporate needs as determined by management. The Company intends to repay the $250 million of Senior Notes due 2002 with borrowings under its existing credit facility.

On November 29, 2001, the Company closed on a $720,000 five-year revolving credit facility that replaced its previous revolving credit facility. Borrowings under the new credit facility are made on a committed revolving credit basis or an uncommitted competitive advance basis through a bidding process. Revolving credit loans bear interest at a rate determined by reference to LIBOR or a defined alternate base rate, as requested by the Company. The rate obtained through competitive bidding is either a LIBOR rate adjusted by a marginal rate of interest or a fixed rate, in either case as specified by the bidding bank and accepted by Belo. Commitment fees of up to .375 percent of the total unused commitment amount accrue and are payable under the new credit facility. At December 31, 2001, borrowings under the credit facility were $312,000 and the weighted average interest rate for borrowings under the credit facility, which includes a .175 percent commitment fee, was 3.4 percent. Borrowings under the credit facility mature upon expiration of the agreement on November 29, 2006.

The revolving credit agreement contains certain covenants, including a requirement to maintain, as of the end of each quarter and measured over the preceding four quarters, (1) a Funded Debt to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0 (reducing to 5.0 to 1.0 for periods after September 30, 2003), (2) a Funded Debt (excluding subordinated debt) to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0 (reducing in steps beginning June 30, 2002, and for periods after September 30, 2003 is 4.5 to 1.0) and (3) an Interest Coverage ratio of not less than 2.5 to 1.0 (increasing to 3.0 to 1.0 for periods after December 31, 2003), all as such terms are defined in the agreement. For the four quarters ended December 31, 2001, Belo's ratio of Funded Debt to Pro Forma Operating Cash Flow as defined in the agreement was 4.7 to 1.0. Belo's Interest Coverage ratio for the four quarters ended December 31, 2001 was 3.3 to 1.0.

At December 31, 2001, Belo also had $28,500 of short-term unsecured notes outstanding. The weighted average interest rate on this debt was 2.9 percent at December 31, 2001. These borrowings may be converted at Belo's option to revolving debt. Accordingly, such borrowings are classified as long-term in Belo's financial statements.

On October 1, 2001, Belo acquired KSKN in Spokane, Washington for $5,000 in cash. Belo previously operated the station under a local marketing agreement.

In 2001, the Company repurchased 683,800 shares of its stock under an existing authorization for the repurchase of 18,116,719 shares as of December 31, 2000. The remaining authorization for the repurchase of shares as of December 31, 2001 was 17,432,919 shares. In addition, the Company also has a stock repurchase program authorizing the purchase of up to $2,500 of Company stock annually. The total cost of the treasury shares purchased in 2001 was $12,621. All shares repurchased during the year ended December 31, 2001 were retired.

During 2001, Belo paid dividends of $32,936, or 30 cents per share on Series A and Series B Common Stock outstanding, compared with $32,814, or 28 cents per share, during 2000.

Total capital expenditures for 2001 were $62,455. Belo's Television Group spent $30,362, primarily on new broadcast equipment, including $10,727 for equipment to be used in the transmission of digital television ("DTV"). Newspaper Group capital expenditures of $24,950 included $6,285 of expenditures related to web-width reduction projects and other equipment purchases. Capital spending in 2002 is expected to be approximately $70,000 and includes $11,400 for additional DTV expenditures. As of December 31, 2001, required future payments for capital projects in 2002 were approximately $11,000, mostly for DTV equipment. Belo expects to finance future capital expenditures using cash generated from operations and, when necessary, borrowings under the revolving credit agreement.

At December 31, 2001, Belo had commitments for the purchase of future broadcast rights of $65,194 in 2002, $65,354 in 2003, $47,961 in 2004, $16,501 in 2005, $4,572 in 2006 and $2,888 thereafter for broadcasts scheduled through August 2008.

In 1999 and 2000, Belo made investments in other businesses, including approximately $63,000 in Internet-related companies. During the second quarter of 2001 and the fourth quarter of 2000, Belo recorded write-downs of $28,785 and $28,500, respectively, to recognize a decline in the value of these investments considered to be other than temporary.

The expenses of Belo's Interactive Media segment will continue to exceed revenues in 2002 as it continues to develop its business. The 2002 operating cash flow deficit for BI is expected to be approximately $12,500.

During 2001 and 2000, Belo announced the formation of a series of cable news partnerships with Time Warner Cable ("Time Warner"). The Time Warner agreements call for the creation of 24-hour cable news channels in Houston and San Antonio, Texas and Charlotte, North Carolina. During 2001, investments totaling $13,350 were made related to the Time Warner partnerships, the majority of which will be used to fund capital expenditures. Belo expects to invest an additional $10,450 in the Time Warner partnerships during 2002 to fund additional capital expenditures and operating costs.

The Company believes its current financial condition and credit relationships are adequate to fund both its current obligations as well as near-term growth.

OTHER MATTERS

On March 21, 2002, Belo purchased KTTU, the UPN affiliate in the Tucson, Arizona television market, for $18,000 in cash. Belo had previously operated KTTU under a local marketing agreement.

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," issued by the Financial Accounting Standards Board ("FASB") in July 2001. Under the provisions of the new standard, goodwill and certain other intangibles with indefinite lives, such as FCC licenses, will no longer be amortized, but instead will be reviewed at least annually for impairment at the reporting unit level and written down (expensed against earnings) when the implied fair value of a reporting unit, including goodwill and other related intangibles, is less than its carrying amount. Upon adoption of the standard, Belo ceased amortization of its existing goodwill and identifiable intangible assets with indefinite lives. Belo recorded $75,128 of such amortization for the year ended December 31, 2001. The Company expects to complete its review for impairment of goodwill and certain other intangibles under the new standard by the end of the second quarter of fiscal year 2002. The effect of such review for impairment cannot presently be determined, however, no assurance can be given that an impairment charge upon finalization of the evaluation will not be necessary. If such a charge is required, it will be recorded as a cumulative effect of an accounting change, net of any applicable tax benefit.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted SFAS No. 144 as of January 1, 2002 and does not expect that the adoption of the Statement will have a significant impact, if any, on the Company's financial position or results of operations.

On January 30, 2002, the Company sold its interest in the Dallas Mavericks and the American Airlines Center for $27 million, which resulted in a pretax gain of approximately 2 cents per share.

MARKET RISKS

The market risk inherent in Belo's financial instruments represents the potential loss arising from adverse changes in interest rates. Belo's strategy in managing its exposure to interest rate changes is to maintain a balance of fixed and variable-rate debt instruments. See Note 4 to the Consolidated Financial Statements for information concerning the contractual interest rates of Belo's debt. At December 31, 2001 and 2000, the fair value of Belo's fixed-rate debt was estimated to be $1,289,485 and $918,680, respectively, using quoted market prices and yields obtained through independent pricing sources, taking into consideration the underlying terms of the debt, such as the coupon rate and term to maturity. The carrying value of fixed-rate debt at December 31, 2001 and 2000 was $1,350,000 and $1,000,000, respectively.

Various financial instruments issued by Belo are sensitive to changes in interest rates. Interest rate changes would result in gains or losses in the market value of Belo's fixed-rate debt due to differences between the current market interest rates and the rates governing these instruments. A hypothetical 10 percent decrease in interest rates would increase the fair value of the Company's fixed-rate debt by $63,082 at December 31, 2001 ($52,741 at December 31, 2000). With respect to the Company's variable-rate debt, a 10 percent change in interest rates would have resulted in annual changes in Belo's pretax earnings and cash flows of $1,155 and $5,538, at December 31, 2001 and 2000, respectively.

In addition to interest rate risk, Belo has exposure to changes in the price of newsprint. Given current market conditions, the average price of newsprint is expected to be lower in 2002 than in 2001, although future prices for newsprint cannot be predicted with certainty. Belo believes the newsprint environment for 2002, giving consideration to both cost and supply, to be manageable through existing relationships and sources.

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
BELO CORP.

We have audited the accompanying consolidated balance sheets of Belo Corp. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Belo Corp. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Dallas, Texas
January 25, 2002

CONSOLIDATED STATEMENTS OF EARNINGS

	YEARS ENDED DECEMBER 31,		
In thousands, except per share amounts	**2001**	**2000**	**1999**
NET OPERATING REVENUES (NOTE 3)			
Television Group	$ 597,869	$ 692,826	$ 598,637
Newspaper Group	737,481	871,380	816,976
Interactive Media	13,065	10,319	6,520
Other	16,163	14,287	11,849
Total net operating revenues	1,364,578	1,588,812	1,433,982
OPERATING COSTS AND EXPENSES			
Salaries, wages and employee benefits (Note 6)	497,191	532,492	482,256
Other production, distribution and operating costs (Note 8)	371,771	400,293	356,717
Newsprint, ink and other supplies	149,002	168,329	161,553
Depreciation	101,541	100,706	91,819
Amortization (Notes 2 and 3)	81,469	84,266	77,142
Total operating costs and expenses	1,200,974	1,286,086	1,169,487
Earnings from operations	163,604	302,726	264,495
OTHER INCOME AND EXPENSE			
Interest expense (Note 4)	(112,674)	(132,780)	(110,608)
Gains on the sale of subsidiaries and investments (Notes 3 and 10)	---	104,628	117,766
Other, net (Note 10)	(29,167)	(7,740)	4,800
Total other income and expense	(141,841)	(35,892)	11,958
EARNINGS			
Earnings before income taxes	21,763	266,834	276,453
Income taxes (Note 5)	24,449	116,009	98,147
Net earnings (loss)	$ (2,686)	$ 150,825	$ 178,306
Net earnings (loss) per share (Note 11):			
Basic	$ (.02)	$ 1.29	$ 1.51
Diluted	$ (.02)	$ 1.29	$ 1.50
Weighted average shares outstanding (Note 11):			
Basic	109,816	116,754	118,322
Diluted	109,816	117,198	119,177
Dividends per share	$ .30	$ .28	$ .26

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

In thousands, except share and per share amounts	DECEMBER 31, 2001	2000
ASSETS		
Current assets:		
Cash and temporary cash investments	$ 35,913	$ 87,680
Accounts receivable (net of allowance of $7,714 and $8,311 at December 31, 2001 and 2000, respectively)	231,673	274,555
Inventories	15,868	24,928
Deferred income taxes (Note 5)	14,564	13,415
Other current assets	34,161	20,447
Total current assets	332,179	421,025
Property, plant and equipment, at cost:		
Land	77,216	75,201
Buildings and improvements	295,129	280,051
Broadcast equipment	309,073	298,799
Newspaper publishing equipment	301,149	281,314
Other	197,039	197,258
Advance payments on plant and equipment expenditures (Note 8)	27,097	45,286
Total property, plant and equipment	1,206,703	1,177,909
Less accumulated depreciation	609,597	540,264
Property, plant and equipment, net	597,106	637,645
Intangible assets, net (Notes 2 and 3)	2,623,647	2,710,209
Other assets (Note 10)	119,293	124,381
Total assets	$ 3,672,225	$ 3,893,260
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 60,347	$ 74,979
Accrued compensation and benefits	48,003	64,697
Other accrued expenses	37,908	62,466
Income taxes payable (Note 5)	---	64,096
Advance subscription payments	24,126	20,428
Accrued interest payable	15,016	16,017
Total current liabilities	185,400	302,683
Long-term debt (Note 4)	1,696,900	1,789,600
Deferred income taxes (Note 5)	416,500	404,221
Other liabilities	52,680	47,348
Commitments and contingent liabilities (Note 8)		
Shareholders' equity (Notes 7 and 9):		
Preferred stock, $1.00 par value. Authorized 5,000,000 shares; none issued.		
Common stock, $1.67 par value. Authorized 450,000,000 shares		
Series A: Issued and outstanding 91,800,402 and 90,993,229 shares at December 31, 2001 and 2000, respectively;	153,307	151,959
Series B: Issued and outstanding 18,582,538 and 18,860,440 shares at December 31, 2001 and 2000, respectively.	31,033	31,497
Additional paid-in capital	837,515	825,103
Retained earnings	298,890	340,849
Total shareholders' equity	1,320,745	1,349,408
Total liabilities and shareholders' equity	$ 3,672,225	$ 3,893,260

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Dollars in thousands	THREE YEARS ENDED DECEMBER 31, 2001					
	COMMON STOCK					
	SHARES SERIES A	SHARES SERIES B	AMOUNT	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE AT DECEMBER 31, 1998	100,028,891	18,896,263	$ 198,605	$ 879,856	$ 169,639	$ 1,248,100
Exercise of stock options	391,430	121,800	857	5,620		6,477
Change in valuation of incentive plans				166		166
Tax benefit from long-term incentive plan				1,466		1,466
Employer's matching contribution to Savings and Investment Plan		407,027	680	7,207		7,887
Purchases and subsequent retirement of treasury stock	(1,187,300)		(1,983)	(8,793)	(11,017)	(21,793)
Net earnings					178,306	178,306
Cash dividends					(30,772)	(30,772)
Conversion of Series B to Series A	282,474	(282,474)				---
BALANCE AT DECEMBER 31, 1999	99,515,495	19,142,616	$ 198,159	$ 885,522	$ 306,156	$ 1,389,837
Exercise of stock options	354,813		593	3,862		4,455
Tax benefit from long-term incentive plan				723		723
Employer's matching contribution to Savings and Investment Plan		483,070	807	7,287		8,094
Purchases and subsequent retirement of treasury stock	(9,642,325)		(16,103)	(72,291)	(83,318)	(171,712)
Net earnings					150,825	150,825
Cash dividends					(32,814)	(32,814)
Conversion of Series B to Series A	765,246	(765,246)				---
BALANCE AT DECEMBER 31, 2000	90,993,229	18,860,440	$ 183,456	$ 825,103	$ 340,849	$ 1,349,408
Exercise of stock options	782,128		1,306	8,876		10,182
Tax benefit from long-term incentive plan				1,572		1,572
Employer's matching contribution to Savings and Investment Plan		430,943	720	7,106		7,826
Purchases and subsequent retirement of treasury stock	(683,800)		(1,142)	(5,142)	(6,337)	(12,621)
Net loss					(2,686)	(2,686)
Cash dividends					(32,936)	(32,936)
Conversion of Series B to Series A	708,845	(708,845)				---
BALANCE AT DECEMBER 31, 2001	91,800,402	18,582,538	$ 184,340	$ 837,515	$ 298,890	$ 1,320,745

See accompanying Notes to Consolidated Financial Statements.

Cash provided (used), in thousands	YEARS ENDED DECEMBER 31,		
OPERATIONS	**2001**	**2000**	**1999**
Net earnings (loss)	$ (2,686)	$ 150,825	$ 178,306
Adjustments to reconcile net earnings (loss) to net cash provided by operations:			
Net gain on sale of subsidiaries and investments	---	(65,367)	(93,897)
Depreciation and amortization	183,010	184,972	168,961
Deferred income taxes	10,500	(20,072)	(10,817)
Non-cash charges for write-down of Internet investments	28,785	28,500	---
Other non-cash expenses	7,680	8,840	16,107
Other, net	7,731	(6,339)	(10,099)
Net change in current assets and liabilities:			
Accounts receivable	42,820	(29,022)	(30,928)
Inventories and other current assets	(12,481)	(1,978)	(8,191)
Accounts payable	(14,622)	11,984	10,203
Accrued compensation and benefits	(16,694)	5,768	(93)
Other accrued liabilities	(6,079)	4,798	(3,673)
Income taxes payable	(62,590)	(19,481)	4,935
Net cash provided by operations	165,374	253,428	220,814
INVESTMENTS			
Capital expenditures	(62,455)	(104,427)	(92,386)
Acquisitions	(5,000)	(26,805)	(386,528)
Proceeds from sale of subsidiaries and investments	---	233,316	155,266
Other investments	(17,741)	(46,866)	(44,462)
Other, net	4,123	297	2,282
Net cash provided by (used for) investments	(81,073)	55,515	(365,828)
FINANCING			
Net borrowings for acquisitions	5,000	16,100	298,796
Net proceeds from revolving debt	2,454,353	1,443,100	1,064,304
Payments on revolving debt	(2,907,410)	(1,525,747)	(1,145,856)
Net proceeds from fixed-rate debt offering	347,329	---	---
Payments of dividends on stock	(32,936)	(32,814)	(30,772)
Net proceeds from exercise of stock options	10,217	4,217	6,477
Purchase of treasury stock	(12,621)	(171,712)	(21,793)
Net cash provided by (used for) financing	(136,068)	(266,856)	171,156
Net increase (decrease) in cash and temporary cash investments	(51,767)	42,087	26,142
Cash and temporary cash investments at beginning of year	87,680	45,593	19,451
Cash and temporary cash investments at end of year	$ 35,913	$ 87,680	$ 45,593
SUPPLEMENTAL DISCLOSURES (NOTE 12)			

See accompanying Notes to Consolidated Financial Statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A) *Principles of Consolidation* The consolidated financial statements include the accounts of Belo Corp. (the "Company" or "Belo") and its wholly-owned subsidiaries after the elimination of all significant intercompany accounts and transactions. Equity investments in partnerships with Time Warner Cable are accounted for by the equity method of accounting, with Belo's share of the results of operations being reported in Other Income and Expense in the accompanying Consolidated Statements of Earnings.

All dollar amounts are in thousands, except per share amounts, unless otherwise indicated. Certain amounts for prior years have been reclassified to conform to the current year presentation, including the reclassification of intercompany revenues for advertising provided primarily to the Interactive Media segment.

B) *Cash and Temporary Cash Investments* Belo considers all highly liquid instruments purchased with a remaining maturity of three months or less to be temporary cash investments. Such temporary cash investments are classified as available-for-sale and are carried at fair value.

C) *Accounts Receivable* Accounts receivable are net of a valuation reserve that represents an estimate of amounts considered uncollectible. Expense for such uncollectible amounts, which is included in other production, distribution and operating costs, was $11,942, $10,972 and $7,131 in 2001, 2000 and 1999, respectively. Accounts written off during 2001, 2000 and 1999 were $12,539, $9,542 and $8,073, respectively.

D) *Risk Concentration* Financial instruments that potentially subject the Company to concentrations of credit risk are primarily accounts receivable. Concentrations of credit risk with respect to the receivables are limited due to the large number of customers in the Company's customer base and their dispersion across different industries and geographic areas. The Company maintains an allowance for losses based upon the expected collectibility of accounts receivable.

E) *Inventories* Inventories, consisting primarily of newsprint, ink and other supplies used in printing newspapers, are stated at the lower of average cost or market value.

F) *Property, Plant and Equipment* Depreciation of property, plant and equipment is provided principally on a straight-line basis over the estimated useful lives of the assets as follows:

	ESTIMATED USEFUL LIVES
Buildings and improvements	5-30 years
Broadcast equipment	5-15 years
Newspaper publishing equipment	5-20 years
Other	3-10 years

G) *Intangible Assets, Net* Intangible assets consist primarily of FCC licenses and excess cost over values assigned to tangible and identifiable intangible assets of purchased subsidiaries ("goodwill") and have been amortized primarily on a straight-line basis over 40 years. Accumulated amortization of intangible assets was $479,069 and $398,238 at December 31, 2001 and 2000, respectively.

Per the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company periodically reviews the carrying values of all property, plant and equipment and intangible assets to determine whether impairment exists, using the projected undiscounted cash flows, and adjustments to net realizable values are made as needed. No such adjustments were required in any of the periods presented.

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" on January 1, 2002. See Note 2.

H) *Stock Options* Stock options granted to employees and outside directors are accounted for using the intrinsic value of the options granted. Because it is Belo's policy to grant stock options at the market price on the date of the grant, the intrinsic value is zero, and therefore no compensation expense is recorded.

I) *Revenue Recognition* Belo's primary sources of revenue are the sale of air time on its television stations, advertising space in published issues of its newspapers, and the sale of newspapers to distributors and individual subscribers. Broadcast revenue is recorded, net of agency commissions, when commercials are aired. Newspaper advertising revenue is recorded, net of agency commissions, when the advertisements are published in the newspaper. Proceeds from subscriptions are deferred and are included in revenue on a pro-rata basis over the term of the subscriptions.

J) *Advertising Expense* The cost of advertising is expensed as incurred. Belo incurred $26,137, $31,678 and $28,034 in advertising and promotion costs during 2001, 2000 and 1999, respectively.

K) *Use of Estimates* The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 2: RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The standard also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after June 30, 2001.

Under the provisions of SFAS No. 142, goodwill and certain other intangibles with indefinite lives, such as FCC licenses, will no longer be amortized, but instead will be reviewed at least annually for impairment at the reporting unit level and written down (expensed against earnings) when the implied fair value of a reporting unit, including goodwill and other related intangibles, is less than its carrying amount. The Company adopted SFAS No. 142 on January 1, 2002. Upon adoption of the standard, Belo ceased amortization of its existing goodwill and identifiable intangible assets with indefinite lives. Belo recorded $75,128 of such amortization for the year ended December 31, 2001. The Company estimates the annual reduction in amortization would have increased net earnings by approximately $59,000 or 54 cents per share if the standard had been implemented in 2001.

The Company expects to complete its review for impairment of goodwill and certain other intangibles under the new standard by the end of the second quarter of fiscal year 2002. The effect of such review for impairment cannot presently be determined, however, no assurance can be given that an impairment charge upon finalization of the evaluation will not be necessary. If such a charge is required, it will be recorded as a cumulative effect of an accounting change, net of any applicable tax benefit.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company adopted SFAS No. 144 as of January 1, 2002 and does not expect that the adoption of the Statement will have a significant impact, if any, on the Company's financial position or results of operations.

NOTE 3: ACQUISITIONS AND DISPOSITIONS

On October 1, 2001, Belo acquired KSKN in Spokane, Washington for $5,000 in cash. KSKN was previously operated by Belo under a local marketing agreement ("LMA").

On March 1, 2000, Belo acquired KONG in Seattle/Tacoma, Washington and KASW in Phoenix, Arizona for $16,100 in cash. Belo previously operated both stations under LMAs.

During the fourth quarter of 2000, Belo completed the sales of *The Gleaner* in Henderson, Kentucky, *The Eagle* in Bryan-College Station, Texas, the *Messenger-Inquirer* in Owensboro, Kentucky and KOTV in Tulsa, Oklahoma. Cash proceeds of $233,316 were received and gains of $104,628 ($65,367 net of taxes) were recognized on the transactions. The Company's basis in these entities was primarily in intangible assets. The reduction in net intangible assets resulting from these sales, partially offset by increases resulting from 2000 acquisitions, resulted in lower annual amortization expense in 2001 of approximately $2,900.

On June 1, 1999, Belo acquired ABC affiliate KVUE in Austin, Texas in exchange for ABC affiliate KXTV in Sacramento, California and $55,000 in cash consideration. The transaction was accounted for as a purchase and recorded based on the fair value of the assets exchanged, resulting in a non-cash gain on the transaction of $50,312 ($49,060 net of taxes).

On October 29, 1999, Belo completed the sale of KASA in Albuquerque, New Mexico and KHNL in Honolulu, Hawaii, along with its rights to operate KFVE in Honolulu under a local marketing agreement, for $88,000. A gain of $20,448 ($16,348 net of taxes) was recognized on the transaction.

On November 1, 1999, Belo completed the acquisition of independent television station KTVK in Phoenix, Arizona, along with the rights to operate WB affiliate KASW in Phoenix through a local marketing agreement and an option to purchase KASW. The acquisition also included a 50 percent interest in a cable news joint venture. The acquisition price was $315,000 in cash and was partially funded with $88,000 in proceeds from the sale of KASA and KHNL, with the remaining funding provided by borrowings under Belo's revolving credit facility.

The 1999, 2000 and 2001 acquisitions were accounted for as purchases and recorded based on the fair value of the net assets acquired. In each transaction, substantially all of the purchase price was allocated to intangible assets, which has been amortized on a straight-line basis over 40 years. See Note 2.

Results of 1999, 2000 and 2001 acquisitions and dispositions have not been presented on a pro forma basis as the combined impact on results of operations was not material.

NOTE 4: LONG-TERM DEBT

Long-term debt consists of the following at December 31, 2001 and 2000:

	2001	2000
6-7/8% Senior Notes Due June 1, 2002	$ 250,000	$ 250,000
7-1/8% Senior Notes Due June 1, 2007	300,000	300,000
8% Senior Notes Due November 1, 2008	350,000	---
7-3/4% Senior Debentures Due June 1, 2027	200,000	200,000
7-1/4% Senior Debentures Due September 15, 2027	250,000	250,000
Fixed-rate debt	1,350,000	1,000,000
Revolving credit agreement, including short-term unsecured notes classified as long-term	340,500	783,100
Other	6,500	6,610
Less: current maturities of long-term debt	(100)	(110)
Total	$ 1,696,900	$ 1,789,600

The Company's long-term debt maturities for the five years following December 31, 2001 are $250,100 in 2002, $0 in 2003, 2004 and 2005 and $340,500 in 2006. Of the amount due in 2002, $250,000 represents the 6-7/8% Senior Notes due June 1, 2002. These notes have been classified as long-term at December 31, 2001 due to Belo's intent and ability to refinance the notes on a long-term basis through its revolving credit facility.

On November 1, 2001, the Company issued $350,000 of 8% Senior Notes due 2008. In addition to the 8% Senior Notes, the Company's fixed-rate debt includes $1 billion in debt issued during 1997. The net proceeds from these debt offerings were used to retire debt previously outstanding under the Company's revolving credit facility. At December 31, 2001, the weighted average effective interest rate on the fixed-rate debt was 7.4 percent and the fair value was $60,515 less than the carrying value. At December 31, 2000, the fair value of the $1 billion fixed rate debt was $81,320 less than the carrying value. The fair values at December 31, 2001 and 2000, respectively, were estimated using quoted market prices for those publicly traded instruments.

On November 29, 2001, the Company closed on a $720,000 five-year revolving credit facility that replaced its previous revolving credit facility. Borrowings under the new credit facility are made on a committed revolving credit basis or an uncommitted competitive advance basis through a bidding process. Revolving credit loans bear interest at a rate determined by reference to LIBOR or a defined alternate base rate, as requested by the Company. The rate obtained through competitive bidding is either a LIBOR rate adjusted by a marginal rate of interest or a fixed rate, in either case as specified by the bidding bank and accepted by Belo. Commitment fees of up to .375 percent of the total unused commitment amount accrue and are payable under the new credit facility. At December 31, 2001, borrowings under the new credit facility were $312,000. Borrowings under the credit facility mature upon expiration of the agreement on November 29, 2006. The carrying value of borrowings under the revolving credit facility approximates fair value.

The revolving credit agreement contains certain covenants, including a requirement to maintain, as of the end of each quarter and measured over the preceding four quarters, (1) a Funded Debt to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0 (reducing to 5.0 to 1.0 for periods after September 30, 2003), (2) a Funded Debt (excluding subordinated debt) to Pro Forma Operating Cash Flow ratio not exceeding 5.5 to 1.0 (reducing in steps beginning in June 30, 2002, and for periods after September 30, 2003 is 4.5 to 1.0) and (3) an Interest Coverage ratio of not less than 2.5 to 1.0 (increasing to 3.0 to 1.0 for periods after December 31, 2003), all as such terms are defined in the agreement. For the four quarters ended December 31, 2001, Belo's ratio of Funded Debt to Pro Forma Operating Cash Flow as defined in the agreement was 4.7 to 1.0. Belo's Interest Coverage ratio for the four quarters ended December 31, 2001 was 3.3 to 1.0.

At December 31, 2001 and 2000, the weighted average interest rates for borrowings under the new credit facility (which includes a .175 percent commitment fee) and the previous credit facility were 3.4 percent and 7.1 percent, respectively. During 2001, Belo used various short-term unsecured notes as an additional source of financing. The weighted average interest rate on this debt was 2.9 percent and 7.4 percent at December 31, 2001 and 2000, respectively. Due to Belo's intent to renew the short-term notes and its continued ability to refinance these borrowings on a long-term basis through its revolving credit agreement, $28,500 and $58,100 of short-term notes outstanding at December 31, 2001 and 2000, respectively, have been classified as long-term.

In 2001, 2000 and 1999, Belo incurred interest costs of $113,163, $135,178 and $113,160, respectively, of which $489, $2,398 and $2,552, respectively, were capitalized as components of construction cost.

At December 31, 2001, Belo had outstanding letters of credit of $10,400 issued in the ordinary course of business.

NOTE 5: INCOME TAXES

Belo uses the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Income tax expense for the years ended December 31, 2001, 2000 and 1999 consists of the following:

	2001	2000	1999
Current			
Federal	$ 13,591	$ 121,560	$ 109,459
State	4,751	16,427	9,978
Total current	18,342	137,987	119,437
Deferred			
Federal	3,465	(24,707)	(25,183)
State	2,642	2,729	3,893
Total deferred	6,107	(21,978)	(21,290)
Total tax expense	$ 24,449	$ 116,009	$ 98,147
Effective tax rate	112.3%	43.5%	35.5%

Income tax provisions for the years ended December 31, 2001, 2000 and 1999 differ from amounts computed by applying the applicable U.S. federal income tax rate as follows:

	2001	2000	1999
Computed expected income tax expense	$ 7,617	$ 93,392	$ 96,759
Non-taxable gain on like-kind exchange	---	---	(19,969)
Amortization of goodwill	11,145	11,314	11,415
State income taxes	4,806	12,452	9,016
Other	881	(1,149)	926
	$ 24,449	$ 116,009	$ 98,147

Significant components of Belo's deferred tax liabilities and assets as of December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax liabilities:		
Excess tax depreciation and amortization	$ 447,072	$ 449,516
Basis differences in investments	---	---
Expenses deductible for tax purposes in a year different from the year accrued	1,800	759
Other	10,047	5,855
Total deferred tax liabilities	458,919	456,130
Deferred tax assets:		
Deferred compensation and benefits	9,659	8,632
State net operating losses	138	459
State taxes	9,022	7,326
Expenses deductible for tax purposes in a year different from the year accrued	28,509	32,492
Basis differences in investments	240	6,927
Other	9,415	9,488
Total deferred tax assets	56,983	65,324
Net deferred tax liability	$ 401,936	$ 390,806

State net operating loss carryforwards are generally associated with entities acquired in the acquisition of The Providence Journal Company in 1997 and have expiration dates ranging from 2002 through 2004.

NOTE 6: EMPLOYEE RETIREMENT PLANS

Effective July 1, 2000, Belo amended its defined contribution plan to increase its contribution and close its noncontributory defined benefit plan to new participants. Current employees were given the option of continuing in the noncontributory defined benefit pension plan ("Pension Plan") and the existing defined contribution plan ("Classic Plan") or selecting the new enhanced defined contribution plan ("Star Plan").

Employees who selected the Star Plan had their years of service in the Pension Plan frozen as of July 1, 2000. The Star Plan is a profit sharing plan intended to qualify under section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and to meet the requirements of Code section 401(k). The Star Plan covers substantially all employees that meet certain service requirements. Both the plan participants and Belo contribute to the Star Plan. For each payroll period beginning July 1, 2000, Belo contributes an amount equal to 2 percent of the compensation paid to eligible employees, subject to limitations, and matches a specified percentage of employees' contributions under the Star Plan.

Under the Classic Plan, Belo matches a percentage of the employees' contribution but does not make the 2 percent contribution of the participant's compensation. Belo's contributions to its defined contribution plans totaled $12,595, $10,841 and $9,556 in 2001, 2000 and 1999, respectively.

Belo's Pension Plan covers individuals who were employees prior to July 2000. The benefits are based on years of service and the average of the employee's five consecutive years of highest annual compensation earned during the most recently completed 10 years of employment. The funding policy is to contribute annually to the Pension Plan amounts sufficient to meet minimum funding requirements as set forth in employee benefit and tax laws, but not in excess of the maximum tax deductible contribution.

The following table sets forth the Pension Plan's funded status and prepaid pension costs (included in Other assets on the Consolidated Balance Sheets) at December 31, 2001 and 2000:

	2001	2000
Accumulated benefit obligation	$ (275,157)	$ (253,809)
Projected benefit obligation	$ (338,242)	$ (315,069)
Estimated fair value of plan assets	298,084	327,938
Funded status	(40,158)	12,869
Unrecognized net gain	32,398	(12,154)
Unrecognized prior service cost	9,354	1,330
Prepaid pension cost	$ 1,594	$ 2,045

Changes in plan assets for the years ended December 31, 2001 and 2000 were as follows:

	2001	2000
Fair value of plan assets at January 1,	$ 327,938	$ 334,121
Actual return on plan assets	(9,681)	7,482
Benefits paid	(20,173)	(13,665)
Fair value of plan assets at December 31,	$ 298,084	$ 327,938

Changes in plan benefit obligation for the years ended December 31, 2001 and 2000 were as follows:

	2001	2000
Benefit obligation as of January 1,	$ 315,069	$ 297,864
Actuarial gains	2,644	(2,579)
Service cost	9,513	10,651
Interest cost	23,177	22,095
Benefits paid	(20,173)	(13,665)
Amendments	8,012	703
Benefit obligation as of December 31,	$ 338,242	$ 315,069

The net periodic pension cost for the years ended December 31, 2001, 2000 and 1999 includes the following components:

	2001	2000	1999
Service cost-benefits earned during the period	$ 9,513	$ 10,651	$ 12,652
Interest cost on projected benefit obligation	23,177	22,095	21,398
Expected return on assets	(32,228)	(30,365)	(27,328)
Amortization of:			
Unrecognized prior service cost	(11)	(220)	(220)
Unrecognized loss	---	---	430
Net periodic pension cost	$ 451	$ 2,161	$ 6,932

Assumptions used in accounting for the Pension Plan are as follows:

	2001	2000	1999
Discount rate in determining benefit obligation	7.50%	7.50%	7.75%
Expected long-term rate of return on assets	9.75%	9.75%	9.75%
Rate of increase in future compensation	5.50%	5.50%	5.50%

Belo also sponsors non-qualified retirement plans for key employees. Expense for the plans recognized in 2001, 2000 and 1999 was $1,301, $1,026 and $901, respectively.

NOTE 7: LONG-TERM INCENTIVE PLAN

Belo has a long-term incentive plan under which awards may be granted to employees in the form of incentive stock options, non-qualified stock options, restricted shares or performance units, the values of which are based on Belo's long-term performance. In addition, options may be accompanied by stock appreciation rights and limited stock appreciation rights. Rights and limited rights may also be issued without accompanying options. Cash-based bonus awards are also available under the plan.

The non-qualified options granted to employees under Belo's long-term incentive plan become exercisable in cumulative installments over periods of three to seven years and expire after 10 years. Shares of common stock reserved for future grants under the plan were 4,281,036, 7,381,936 and 469,459 at December 31, 2001, 2000 and 1999, respectively.

Stock-based activity in the long-term incentive plan relates to non-qualified stock options and is summarized in the following table:

	2001		2000		1999	
	NUMBER OF OPTIONS	WEIGHTED AVERAGE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE PRICE	NUMBER OF OPTIONS	WEIGHTED AVERAGE PRICE
Outstanding at January 1,	14,711,695	$ 18.19	12,012,995	$ 18.35	9,406,008	$ 17.78
Granted	3,410,370	$ 17.90	3,489,745	$ 17.28	3,288,670	$ 19.23
Exercised	(782,128)	$ 13.01	(354,813)	$ 12.56	(513,230)	$ 12.62
Canceled	(309,470)	$ 19.63	(436,232)	$ 19.92	(168,453)	$ 21.58
Outstanding at December 31,	17,030,467	$ 18.34	14,711,695	$ 18.19	12,012,995	$ 18.35
Exercisable at December 31,	10,768,216		8,170,000		6,461,345	
Weighted average fair value of options granted		$ 6.01		$ 6.08		$ 5.82

The following table summarizes information about non-qualified stock options outstanding at December 31, 2001:

RANGE OF EXERCISE PRICES	NUMBER OF OPTIONS OUTSTANDING	WEIGHTED AVERAGE REMAINING LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$ 9 - 13	1,201,158 [a]	2.1	$ 12.21	1,201,158	$ 12.21
$ 14 - 18	10,927,275 [b]	7.9	$ 17.59	5,425,554	$ 17.51
$ 19 - 21	3,262,250 [c]	7.8	$ 19.14	2,521,720	$ 19.15
$ 22 - 27	1,639,784 [c]	6.0	$ 26.22	1,619,784	$ 26.27
$ 9 - 27	17,030,467	7.3	$ 18.34	10,768,216	$ 18.62

(a) Comprised of Series A Shares
(b) Comprised of Series B Shares, except for 123,000 Series A Shares
(c) Comprised of Series B Shares

Pro forma information regarding net earnings (loss) and earnings (loss) per share has been determined as if Belo had accounted for its employee stock options under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation." The fair value for those options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rates of 4.75 percent, 5.61 percent and 6.40 percent, respectively; dividend yields of 1.68 percent, 1.62 percent and 1.35 percent, respectively; volatility factors of the expected market price of Belo's common stock of .295, .288 and .256, respectively; and weighted average expected lives of the options of approximately 7, 7 and 5 years, respectively.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The pro forma information presented below is not necessarily indicative of the effects on reported or pro forma net earnings for future years. The Company's pro forma information for the three years ended December 31, 2001 follows:

	2001	2000	1999
Pro forma net earnings (loss)	$ (13,704)	$ 141,766	$ 172,313
Pro forma net earnings (loss) per share – diluted	$ (.13)	$ 1.24	$ 1.47

NOTE 8: COMMITMENTS AND CONTINGENT LIABILITIES

Belo is involved in certain claims and litigation related to its operations. In the opinion of management, liabilities, if any, arising from these claims and litigation would not have a material adverse effect on Belo's consolidated financial position, liquidity or results of operations.

During 2001 and 2000, Belo announced the formation of a series of cable news partnerships with Time Warner Cable ("Time Warner"). The Time Warner agreements call for the creation of 24-hour cable news channels in Houston and San Antonio, Texas and Charlotte, North Carolina. During 2001, investments totaling $13,350 were made related to the Time Warner partnerships, the majority of which will be used to fund capital expenditures. Belo expects to invest an additional $10,450 in the Time Warner partnerships during 2002 to fund additional capital expenditures and operating costs.

At December 31, 2001, Belo had an agreement to purchase KTTU, the UPN affiliate in the Tucson, Arizona television market, for $18,000 in cash. The purchase was completed on March 12, 2002. Belo previously operated KTTU under a local marketing agreement.

At December 31, 2001, commitments for the purchase of future broadcast rights for broadcasts scheduled through August 2008 are as follows:

	BROADCAST RIGHTS COMMITMENTS
2002	$ 65,194
2003	65,354
2004	47,961
2005	16,501
2006	4,572
2007 & beyond	2,888
Total commitments	$ 202,470

Advance payments on plant and equipment expenditures at December 31, 2001 primarily relate to DTV equipment and newspaper production equipment. Required future payments for capital expenditure commitments for 2002, 2003, 2004 and 2005 are $10,570, $2,376, $2,838 and $2,046, respectively. Required future payments for capital expenditure commitments in 2002 include $10,140 for DTV equipment at thirteen of the Company's stations.

Total lease expense for property and equipment was $8,495, $7,890 and $8,617 in 2001, 2000 and 1999, respectively. Future minimum rental payments for operating leases at December 31, 2001 are as follows:

	OPERATING LEASES
2002	$ 7,627
2003	6,067
2004	4,772
2005	3,978
2006	2,743
2007 & beyond	6,843
Total commitments	$ 32,030

NOTE 9: COMMON AND PREFERRED STOCK

Belo has two series of common stock authorized, issued and outstanding, Series A and Series B, each with a par value of $1.67 per share. The total number of authorized shares of common stock is 450,000,000 shares. The shares are identical except that Series B shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders, while the Series A shares are entitled to one vote per share. Transferability of the Series B shares is limited to family members and affiliated entities of the holder. Series B shares are convertible at any time on a one-for-one basis into Series A shares. Shares of Belo's Series A Common Stock are traded on the New York Stock Exchange (NYSE symbol: BLC). There is no established public trading market for shares of Series B Common Stock.

Each outstanding share of common stock is accompanied by one preferred share purchase right, which entitles shareholders to purchase 1/200 of a share of Series A Junior Participating Preferred Stock. The rights will not be exercisable until a party either acquires beneficial ownership of 30 percent of Belo's common stock or makes a tender offer for at least 30 percent of its common stock. At such time, each holder of a right (other than the acquiring person or group) will have the right to purchase common stock of Belo with a value equal to two times the exercise price of the right, which is initially $75 (subject to adjustment). In addition, if Belo is acquired in a merger or business combination, each right can be used to purchase the common stock of the surviving company having a market value of twice the exercise price of each right. Once a person or group has acquired 30 percent of the common stock but before 50 percent of the voting power of the common stock has been acquired, Belo may exchange each right (other than those held by the acquiring person or group) for one share of Company common stock (subject to adjustment). Belo may reduce the 30 percent threshold or may redeem the rights. The number of shares of Series A Junior Participating Preferred Stock reserved for possible conversion of these rights is equivalent to 1/200 of the number of shares of common stock issued and outstanding plus the number of shares reserved for options outstanding and for grant under the 2000 Executive Compensation Plan and for options outstanding under Belo's predecessor plans. The rights will expire in 2006, unless extended.

In July 2000, Belo's Board of Directors authorized the repurchase of up to an additional 25,000,000 shares of common stock in addition to 2,759,044 shares that were available for repurchase under a previous authorization. As of December 31, 2001, the Company may purchase 17,432,919 shares under this authority. In addition, Belo has in place a stock repurchase program authorizing the purchase of up to $2,500 of Company stock annually. During 2001, 2000 and 1999, Belo purchased 683,800, 9,642,325 and 1,187,300 shares, respectively, of its Series A Common Stock at an aggregate cost of $12,621, $171,712 and $21,793, respectively. All shares were retired in the year of purchase.

NOTE 10: OTHER INCOME AND EXPENSE

In 1999 and 2000, Belo made investments in other businesses, including approximately $63,000 in Internet-related companies. During the second quarter of 2001 and the fourth quarter of 2000, Belo recorded write-offs of $28,785 ($18,529 net of taxes or 17 cents per share) and $28,500 ($18,331 net of taxes or 16 cents per share), respectively, related to certain of the Internet investments, recognizing a decline in value considered to be other than temporary. At December 31, 2001, the carrying value as adjusted by the write-offs approximated the fair value of these investments.

During the fourth quarter of 2000, Belo recorded a gain of $18,953 ($12,190 net of taxes or 10 cents per share for the year) from a legal settlement.

In November 1999, Belo sold its investment in Falcon Communications, a cable system operator, for proceeds of $68,743. The gain on the sale was $47,006 before taxes of $18,517, for a net gain of $28,489 or 24 cents per share.

NOTE 11: EARNINGS PER SHARE

The following table sets forth the reconciliation between weighted average shares used for calculating basic and diluted earnings per share for the three years ended December 31, 2001 (in thousands, except per share amounts):

	2001	2000	1999
Weighted average shares for basic earnings per share	109,816	116,754	118,322
Effect of employee stock options	N/A	444	855
Weighted average shares for diluted earnings per share	109,816	117,198	119,177
Options excluded due to exercise price in excess of average market price			
Number outstanding	N/A	12,719	1,798
Weighted average exercise price	N/A	$ 19.11	$ 26.19

Common stock equivalents are excluded from the calculation of weighted average shares for diluted earnings per share when a net loss is reported for a period. The number of potentially dilutive shares excluded from the calculation of diluted earnings per share was 495 for the year ended December 31, 2001.

NOTE 12: SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information and significant non-cash investing and financing activities for the three years ended December 31, 2001 are as follows:

	2001	2000	1999
Supplemental cash flow information:			
Cash paid during the period for:			
Interest, net of amounts capitalized	$ 113,674	$ 132,146	$ 107,045
Income taxes, net of refunds	$ 87,928	$ 116,539	$ 90,869
Supplemental non-cash investing and financing activities:			
KXTV/KVUE asset exchange	$ ---	$ ---	$ 112,098

NOTE 13: INDUSTRY SEGMENT INFORMATION

Belo operates in three primary segments: television broadcasting, newspaper publishing and interactive media. Operations in the television broadcasting industry involve the sale of air time for advertising and the broadcast of news, entertainment and other programming. Belo's television stations are located in Dallas/Fort Worth, Houston, San Antonio and Austin, Texas; Seattle/Tacoma and Spokane, Washington; Phoenix and Tucson, Arizona; St. Louis, Missouri; Portland, Oregon; Charlotte, North Carolina; New Orleans, Louisiana; Hampton/Norfolk, Virginia; Louisville, Kentucky; and Boise, Idaho. Operations in the newspaper publishing industry involve the sale of advertising space in published issues, the sale of newspapers to distributors and individual subscribers and commercial printing. The Company's major newspaper publishing units are *The Dallas Morning News,* located in Dallas, Texas; *The Providence Journal,* located in Providence, Rhode Island; and *The Press-Enterprise,* located in Riverside, California. The Company also has newspaper operations in Denton, Texas. The operations of the Interactive Media segment are conducted from corporate headquarters in Dallas, Texas and at each of Belo's individual operating units. Revenues for the Interactive Media segment result primarily from the sale of advertising on Belo operating unit Web sites and, to a much lesser extent, fees generated from Internet service provider subscriptions and data retrieval services. The Company's other industry segment is comprised primarily of cable news operations, which are located in Seattle, Washington and Dallas, Texas. Revenues in the Other segment are generated from the sale of advertising time and subscription fees from local cable company operators. Belo's various operating segments share content at no cost.

Selected segment data for the years ended December 31, 2001, 2000 and 1999 is as follows and includes reclassification of 2000 intercompany revenues for advertising provided primarily to the Interactive Media segment:

	2001	2000	1999
NET OPERATING REVENUES			
Television Group [(a)]	$ 597,869	$ 692,826	$ 598,637
Newspaper Group [(b)]	737,481	871,380	816,976
Interactive Media	13,065	10,319	6,520
Other	16,163	14,287	11,849
	$ 1,364,578	$ 1,588,812	$ 1,433,982
EARNINGS (LOSS) FROM OPERATIONS			
Television Group [(a)]	$ 125,655	$ 189,482	$ 143,200
Newspaper Group [(b)]	110,020	188,085	176,985
Interactive Media	(20,038)	(18,783)	(8,908)
Other	(4,767)	(7,036)	(7,726)
Corporate expenses [(c)]	(47,266)	(49,022)	(39,056)
	$ 163,604	$ 302,726	$ 264,495
DEPRECIATION AND AMORTIZATION			
Television Group	$ 110,158	$ 113,394	$ 102,725
Newspaper Group	62,806	62,008	59,182
Interactive Media	3,072	1,796	543
Other	2,786	3,407	2,736
Corporate	4,188	4,367	3,775
	$ 183,010	$ 184,972	$ 168,961
OPERATING CASH FLOW [(d)]			
Television Group	$ 235,813	$ 302,876	$ 245,925
Newspaper Group	172,826	250,093	236,167
Interactive Media	(16,966)	(16,987)	(8,365)
Other	(1,981)	(3,629)	(4,990)
Corporate	(43,078)	(44,655)	(35,281)
	$ 346,614	$ 487,698	$ 433,456
IDENTIFIABLE ASSETS			
Television Group	$ 2,513,461	$ 2,600,860	$ 2,665,186
Newspaper Group	953,910	1,027,320	1,100,817
Interactive Media	20,207	48,350	21,143
Other	25,838	21,531	23,525
Corporate	158,809	195,199	165,593
	$ 3,672,225	$ 3,893,260	$ 3,976,264
CAPITAL EXPENDITURES			
Television Group	$ 30,362	$ 41,528	$ 40,859
Newspaper Group	24,950	44,490	40,036
Interactive Media	2,928	12,007	124
Other	898	1,215	3,298
Corporate	3,317	5,187	8,069
	$ 62,455	$ 104,427	$ 92,386

(a) Television Group results include KXTV through May 1999, KASA and KHNL through October 1999 and KOTV through December 2000. Results for KVUE are included beginning in June 1999 and KTVK results are reflected beginning in November 1999.

(b) Newspaper Group results include the operations of the *Denton Record-Chronicle* beginning in July 1999. Results for *The Gleaner* are included through October 2000, *The Eagle* through November 2000 and the *Messenger-Inquirer* through December 2000.

(c) Corporate expenses in 2001 include approximately $4,461 for early retirement costs and corporate staff reductions. Corporate expenses in 2000 include approximately $3,795 for early retirement costs.

(d) Operating cash flow is defined as segment earnings from operations plus depreciation and amortization. Operating cash flow is used in the broadcasting and publishing industries to analyze and compare companies on the basis of operating performance and liquidity. Operating cash flow should not be considered as a measure of financial performance or liquidity under generally accepted accounting principles and should not be considered in isolation or as an alternative for measures of performance prepared in accordance with generally accepted accounting principles. Because operating cash flow is not a measurement determined in accordance with generally accepted accounting principles and is thus susceptible to varying calculations, operating cash flow as presented may not be comparable to other similarly titled measures of other companies.

NOTE 14: QUARTERLY RESULTS OF OPERATIONS (*unaudited*)

Following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2001 and 2000. Certain previously reported information has been reclassified to conform to the current year presentation, including reclassification of intercompany revenues for advertising provided primarily to the Interactive Media segment:

	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
2001				
Net operating revenues				
Television Group	$ 143,431	$ 164,663	$ 133,998	$ 155,777
Newspaper Group	181,313	189,650	181,066	185,452
Interactive Media	2,898	3,369	3,449	3,349
Other	3,905	4,166	3,972	4,120
	$ 331,547	$ 361,848	$ 322,485	$ 348,698
Earnings (loss) from operations				
Television Group (a)	$ 25,846	$ 45,818	$ 18,068	$ 35,923
Newspaper Group (b)	24,017	33,172	26,529	26,302
Interactive Media	(5,186)	(5,905)	(4,890)	(4,057)
Other	(1,172)	(1,034)	(1,226)	(1,335)
Corporate expenses (c)	(11,669)	(14,907)	(10,077)	(10,613)
	$ 31,836	$ 57,144	$ 28,404	$ 46,220
Net earnings (loss) (d)	$ 623	$ (315)	$ (518)	$ (2,476)
Basic earnings (loss) per share (d)	$ .01	$ .00	$ .00	$ (.02)
Diluted earnings (loss) per share (d)	$ .01	$ .00	$ .00	$ (.02)
2000				
Net operating revenues				
Television Group (e)	$ 152,975	$ 183,597	$ 165,965	$ 190,289
Newspaper Group (f)	206,117	222,635	217,686	224,942
Interactive Media	2,187	2,520	2,883	2,729
Other	3,219	3,486	3,819	3,763
	$ 364,498	$ 412,238	$ 390,353	$ 421,723
Earnings (loss) from operations				
Television Group (e)	$ 31,653	$ 58,277	$ 39,692	$ 59,860
Newspaper Group (f)	43,729	50,402	45,092	48,862
Interactive Media	(3,545)	(4,085)	(5,506)	(5,647)
Other	(1,508)	(1,624)	(1,460)	(2,444)
Corporate expenses (g)	(11,091)	(11,465)	(11,668)	(14,798)
	$ 59,238	$ 91,505	$ 66,150	$ 85,833
Net earnings (h)	$ 15,393	$ 32,259	$ 17,522	$ 85,651
Basic earnings per share (h)	$ .13	$ .27	$ .15	$ .76
Diluted earnings per share (h)	$ .13	$ .27	$ .15	$ .76

(a) Television Group expenses in the fourth quarter of 2001 include $898 related to a Company-wide reduction in force.
(b) Newspaper Group expenses in the fourth quarter of 2001 include $2,261 related to a Company-wide reduction in force and a voluntary early retirement program at *The Providence Journal.*
(c) Corporate expenses in the second quarter of 2001 include approximately $4,461 related to early retirement costs and corporate staff reductions.
(d) Net earnings and earnings per share in the second quarter of 2001 include a $12,565 (11 cents per share) charge for the write-down of investments in Internet-related companies.
(e) Operating results for 2000 include KOTV, the sale of which was completed effective December 31, 2000.
(f) Fourth quarter 2000 results reflect the sale of *The Gleaner* in Henderson, Kentucky and *The Eagle* in Bryan-College Station, Texas on November 1 and December 1, respectively. The sale of the *Messenger-Inquirer* was completed effective December 31, 2000.
(g) Corporate expenses in fourth quarter 2000 include approximately $3,795 for early retirement costs.
(h) Net earnings and earnings per share in the fourth quarter of 2000 include gains of $65,367 (58 cents per share) on the sales of *The Gleaner*, *The Eagle*, the *Messenger-Inquirer* and KOTV, a benefit of $12,190 (10 cents per share) related to a legal settlement and an $18,331 (16 cents per share) charge for the write-down of investments in Internet-related companies.

The Management of Belo is responsible for the preparation of the consolidated financial statements, as well as for their integrity and objectivity. Those statements are prepared using accounting principles generally accepted in the United States, they include amounts that are based on our best estimates and judgments, and we believe they are not misstated due to material fraud or error. Management has also prepared the other information in the Annual Report and is responsible for its accuracy and its consistency with the financial statements.

Management maintains a system of internal control that is designed to provide reasonable assurance of the integrity and reliability of the financial statements, the protection of assets from unauthorized use or disposition, and the prevention and detection of fraudulent financial reporting. This system of internal control provides for appropriate division of responsibility. Policies and procedures, as they relate to internal control, are updated as necessary and communicated to those employees having a significant role in the financial reporting process. Management continually monitors the system of internal control for compliance.

Management believes that as of December 31, 2001, Belo's system of internal control is adequate to accomplish the objectives described above. Management recognizes, however, that no system of internal control can ensure the elimination of all errors and irregularities, and it recognizes that the cost of the internal controls should not exceed the value of the benefits derived.

Finally, Management recognizes its responsibility for fostering a strong ethical climate within Belo according to the highest standards of personal and professional conduct, and this responsibility is delineated in Belo's written statement of business conduct. This statement of business conduct addresses, among other things, the necessity for due diligence and integrity, avoidance of potential conflicts of interest, compliance with all applicable laws and regulations, and the confidentiality of proprietary information.

Robert W. Decherd
Chairman of the Board, President & Chief Executive Officer

Dunia A. Shive
Executive Vice President / Chief Financial Officer

FIVE YEAR FINANCIAL SUMMARY (UNAUDITED)

Dollars in thousands, except per share amounts

	2001	2000	1999	1998	1997
NET OPERATING REVENUES					
Television Group	$ 597,869	$ 692,826	$ 598,637	$ 593,426	$ 522,560
Newspaper Group	737,481	871,380	816,976	784,327	693,777
Interactive Media	13,065	10,319	6,520	3,214	718
Other	16,163	14,287	11,849	10,736	17,149
Total	$ 1,364,578	$ 1,588,812	$ 1,433,982	$ 1,391,703	$ 1,234,204
DEPRECIATION & AMORTIZATION					
Television Group	$ 110,158	$ 113,394	$ 102,725	$ 94,992	$ 79,939
Newspaper Group	62,806	62,008	59,182	72,062	51,828
Interactive Media	3,072	1,796	543	91	42
Other	2,786	3,407	2,736	1,030	1,565
Corporate	4,188	4,367	3,775	2,745	1,619
Total	$ 183,010	$ 184,972	$ 168,961	$ 170,920	$ 134,993
EARNINGS (LOSS) FROM OPERATIONS					
Television Group	$ 125,655	$ 189,482	$ 143,200	$ 143,751	$ 136,715
Newspaper Group	110,020	188,085	176,985	138,289	154,612
Interactive Media	(20,038)	(18,783)	(8,908)	(2,778)	(1,584)
Other	(4,767)	(7,036)	(7,726)	(5,212)	(9,237)
Corporate expenses	(47,266)	(49,022)	(39,056)	(40,965)	(39,704)
Total	$ 163,604	$ 302,726	$ 264,495	$ 233,085	$ 240,802
Earnings before income taxes and gains on sale of assets	$ 21,763	$ 162,206	$ 158,687	$ 123,877	$ 151,077
Gain on sale of assets	---	104,628	117,766	6,583	3,045
Earnings before income taxes	$ 21,763	$ 266,834	$ 276,453	$ 130,460	$ 154,122
Income taxes	24,449	116,009	98,147	65,558	71,150
NET EARNINGS (LOSS)	$ (2,686)	$ 150,825	$ 178,306	$ 64,902	$ 82,972
PER SHARE AMOUNTS					
Net earnings (loss) – diluted	$ (0.02)	$ 1.29	$ 1.50	$ 0.52	$ 0.71
Cash dividends	$ 0.30	$ 0.28	$ 0.26	$ 0.24	$ 0.22
Average shares outstanding (in thousands)	109,816	117,198	119,177	124,836	117,122
Total assets	$ 3,672,225	$ 3,893,260	$ 3,976,264	$ 3,539,089	$ 3,622,954
Long-term debt	$ 1,696,900	$ 1,789,600	$ 1,849,490	$ 1,634,029	$ 1,614,045
Shareholders' equity	$ 1,320,745	$ 1,349,408	$ 1,389,837	$ 1,248,100	$ 1,326,004
Ratio of long-term debt to total capitalization	56.2%	57.0%	57.1%	56.7%	54.9%
Capital expenditures	$ 62,455	$ 104,427	$ 92,386	$ 102,927	$ 83,317
Full-time employees	6,966	7,454	7,612	6,920	6,760
Closing market price at December 31,	$ 18.75	$ 16.00	$ 19.06	$ 19.94	$ 28.06
Highest close price during the year	$ 19.95	$ 19.94	$ 23.44	$ 28.38	$ 28.06
Lowest close price during the year	$ 15.37	$ 12.31	$ 16.38	$ 14.56	$ 16.75

PHOTOGRAPHY ACKNOWLEDGMENTS

The following talented photographers contributed to the Belo 2001 Annual Report: Christ Chavez · Cheryl Diaz Meyer of *The Dallas Morning News* · Kevin Ebel · John Freidah of *The Providence Journal* · Juan Garcia of *The Dallas Morning News* · Jim Olvera · Rick Singer · and especially David Woo of *The Dallas Morning News*. The photo on page 14 is courtesy of the Occupational Safety and Health Administration.



P.O. BOX 655237 DALLAS, TEXAS 75265-5237 BELO.COM

